As filed with the Securities and Exchange Commission on December 29, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VICTORY COMMERCIAL MANAGEMENT INC.

(Exact name of registrant as specified in its charter)

Nevada	6510	37-1865646
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

3rd Floor, 369 Lexington Ave,

New York, NY 10017

212-922-2199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Inc.

769 Basque Way

Carson City, Nevada 89706

(775) 885-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

1450 Broadway 26th Floor

New York, New York 10018

(212) 530-2210

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]
Non-Accelerated Filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

                                                                                Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 per share	5,000,000	$1.00	$5,000,000	$622.50
Total	5,000,000	$1.00	$5,000,000	$622.50

(1)

In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	There is no current market for the securities. Although the registrant's common stock has a par value of $0.0001 per share, the registrant believes that the calculations offered pursuant to Rule 457(f)(2) are not applicable and, as such, the registrant has valued the common stock in good faith and for the purposes of the registration fee, based on $1.00 per share. In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

DATED December 29, 2017

Registration Statement No. 333-

VICTORY COMMERCIAL MANAGEMENT INC.

5,000,000 shares of Common Stock

This is the self-underwritten public offering of shares of common stock of Victory Commercial Management Inc., a Nevada corporation (the “Company” or “VCM”, “we”, “us”), par value $0.0001 per share (“Common Stock”). We may offer and sell (the “Offering”) from time to time up to 5,000,000 shares of our Common Stock (the “Shares”) at a fixed price of $1.00 per share (the “Offering Price”). There is no minimum number of Shares that must be sold by us for the offering to proceed, and we will retain the proceeds from the sale of any of the offered Shares.

There is presently no public market for our shares of Common Stock. We intend to apply to have our shares quoted on the OTC Bulletin Board, or OTCBB, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCBB. We cannot assure you that our securities will continue to be quoted on OTCBB after this offering. We also intend to apply to have our shares listed on OTCQB market. However, we cannot guarantee that our shares will be approved for listing on OTCQB.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings, as applicable.

The offering is being conducted on a self-underwritten, best efforts basis, which means our management and/or controlling shareholder will attempt to sell the Shares pursuant to this prospectus directly to the public, with no commission or other remuneration payable to them for any Shares they may sell. In offering the Shares on our behalf, management and/or controlling shareholder will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Shares will be offered at a fixed price of $1.00 per share for a period of 180 days from the effective date of this prospectus. The Offering shall terminate on the earlier of (i) the date when we decide to do so until 180 days from the effective date of this prospectus, or (ii) when the Offering is fully subscribed for

	Offering Price Per Share	Underwriting Discounts and Commissions	Proceeds to Company Before Expenses
Common Stock	$1.00	Not Applicable	$5,000,000
Total	$1.00	Not Applicable	$5,000,000

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in these shares of Common Stock involves significant risks. See “Risk Factors” beginning on page 11 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 29, 2017

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TABLE OF CONTENTS

PROSPECTUS SUMMARY	5
RISK FACTORS	11
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
USE OF PROCEEDS	24
CAPITALIZATION	24
DETERMINATION OF OFFERING PRICE	24
DILUTION	24
DIVIDEND POLICY	28
DESCRIPTION OF BUSINESS
DESCRIPTION OF PROPERTY	42
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	46
DIRECTORS AND EXECUTIVE OFFICERS	60
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	66
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	67
LEGAL PROCEEDINGS	44
DESCRIPTION OF SECURITIES	28
PLAN OF DISTRIBUTION	27
LEGAL MATTERS	29
EXPERTS	29
WHERE YOU CAN FIND MORE INFORMATION	69
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed offering, and only the preliminary prospectus issued on December 29, 2017, is authorized by us to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by us and no other person has been authorized by us to use this document to offer or sell any of our securities.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in its entirety before investing in our Common Stock, especially the risks of investing in our Common Stock, which we discuss later in “Risk Factors,” and our consolidated financial statements and related notes beginning on page 11 and F-1, respectively.

Unless the context requires otherwise, the words the “Company,” “VCM” “we,” “us” or “our” are references to the combined business of Victory Commercial Management Inc., a Nevada corporation. References to “China” or “PRC” are references to the People’s Republic of China, excluding Hong Kong Special Administrative Region of China, Macau Special Administrative Region of China and the Taiwan Region. References to “RMB” are to Renminbi, the legal currency of China, and all references to “$”, “USD” and dollar are to the U.S. dollar, the legal currency of the United States. References to “VCI” are to Victory Commercial Investment Ltd., our wholly-owned subsidiary formed under the laws of the British Virgin Islands. Reference to “Sino Pride” are to Sino Pride Development Limited., a company formed under the laws of Hong Kong and a wholly-owned subsidiary of VCI. References to “DVPD” are Dalian Victory Plaza Development Co., Ltd., an entity formed under the PRC laws and an 80%-owned subsidiary of Sino Pride. References to “DVBM” are Dalian Victory Business Management Co. Ltd., a corporation formed under the laws of the People’s Republic of China and 5% owned by DVPD and 95% owned by Sino Pride.

All market and industry data provided in this prospectus represents information that is generally available to the public and was not prepared for us for a fee. We did not fund nor were we otherwise affiliated with these sources and we are not attempting to incorporate the information on external web sites into this prospectus. We are only providing textual reference of the information of market and industry data and the web addresses provided in this prospectus are not intended to be hyperlinks and we do not assure that those external web sites will remain active and current.

This prospectus contains translations of RMB amounts and Hong Kong Dollar (“HK$”) amount into USD at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the years ended
	December 31,
	2016	2015	2014
Year Ended RMB: USD exchange rate	6.9430	6.4920	6.2046
Year Average RMB: USD exchange rate	6.9100	6.4890	6.3940

Year Ended HK$: USD exchange rate	7.7534	7.7500	7.7531
Year Average HK$: USD exchange rate	8.0730	8.0620	8.0650

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements and information that are based on the beliefs of our management as well as assumptions made by and information currently available to us. Such statements should not be unduly relied upon. When used in this report, forward-looking statements include, but are not limited to, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as well as statements regarding new and existing products, technologies and opportunities, statements regarding market and industry segment growth and demand and acceptance of new and existing products, any projections of sales, earnings, revenue, margins or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements regarding future economic conditions or performance, uncertainties related to conducting business in China, any statements of belief or intention, and any statements or assumptions underlying any of the foregoing. These statements reflect our current view concerning future events and are subject to risks, uncertainties and assumptions. There are important factors that could cause actual results to vary materially from those described in this report as anticipated, estimated or expected, including, but not limited to: competition in the industry in which we operate and the impact of such competition on pricing, revenues and margins, volatility in the securities market due to the general economic downturn; SEC regulations which affect trading in the securities of “penny stocks,” and other risks and uncertainties. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward- looking statements, even if new information becomes available in the future. Depending on the market for our stock and other conditional tests, a specific safe harbor under the Private Securities Litigation Reform Act of 1995 may be available. Notwithstanding the above, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to companies that issue penny stock. Because we may from time to time be considered to be an issuer of penny stock, the safe harbor for forward-looking statements may not apply to us at certain times.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHANGES.

Overview

We are a Nevada corporation that operates through our indirectly owned subsidiaries Dalian Victory Plaza Development Co., Ltd. (“DVPD”) and Dalian Victory Business Management Co., Ltd. (“DVBM”) and primarily engage in the business of commercial real estate lease and operation with a multi-functional underground shopping center (the “Victory Plaza”), currently scheduled to be renovated in Dalian, Liaoning Province of China.

We provide lease and day-to-day management operations of the Victory Plaza and aim at establishing a multi-functional shopping center, which differs from traditional retail shopping centers. Traditional retail centers typically have a few anchor tenants and rely on foot traffic. However, in recently years, due to the fast development of e-commerce and online shopping in China, particularly the fast expansion of Alibaba and Taobao, traditional retail centers become less attractive to customers. Thus, many traditional shopping centers encounter decreased revenue and financial difficulty due to this shift in consumer behavior and the financial distress of certain retailers. In order to stay competitive and adapt to the change of the market, we plan to renovate our underground Victory Plaza to attract tenants that we expect are more resilient to e-commerce alternatives by providing essential services in our premises, including but not limited to:

●	Health &wellness services,

●	Specialty retail,

●	Entertainment, beauty & other services,

●	Dining, and

●	Internet cafes.

Our target tenants will engage in the local community and tend to have local residents and tourists that drive to the retail center and have an in-person individualized shopping and entertaining experience that is less likely to be replaced by e-commerce alternatives.

The Victory Plaza

DVPD was established in 1993 located at the core area of Qingniwa CBD in Dalian as a sino-foreign cooperative joint venture under the laws of PRC. The registered capital and additional paid in capital totaled $34,000,000 (RMB 249 million). Sino Pride holds 80% of its equity interest along with Dalian Victory Development Co., Ltd (20%). At the time of establishment, DVPD was one of the most leading underground shopping mall development operators in China and had won a lot of award and titles in the past.

DVPD developed and opened Victory Plaza in 1998. Victory Plaza is a multi-functional underground shopping center located in Dalian, a major city and seaport of Liaoning province of China. Dalian is a financial, shipping and logistics center for Northeast Asia with a population close to 6.7 million. Gifted with mild climate and multiple beaches, Dalian is a popular destination among domestic tourists and foreign visitors, especially from Japan, South Korea and Russia.

Total rental space is approximately 137,500 square meters (1,480,038 square feet). As of December 31, 2016, approximately 69%, or 94,502 square meters (1,017,211 square feet), of total rental space were sold to retailer; approximately 14%, or 18,828 square meters (202,663 square feet), of total rental space were sold to retailer with the option of purchase-back by the Company; approximately 17%, or 24,246 square meters (260,982 square feet), of total rental space are owned by the Company. As the date hereof, we have apparel retail shops (approximately 51%), 3C appliance shops (approximately 26%), catering shops (approximately 11%), entertainment (9%) and service related (3%) in Victory Plaza.

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During the fiscal year 2016, we generated revenue of USD $3.9 million from rent income compared to revenue of USD$6.6 million form rent income during the fiscal year 2015. The decrease in rent income was primarily due to the negative impact of booming E-commerce online stores from 2012 to 2016 in China. Entrepreneurs and investors have less interest in retail store business in recent years. The direct impact to us was store vacancy rate increased. Our rented stores space was approximately 14,400 square meters (155,000 square feet) in December 2016, a decrease of 4,470 square meters (48,115 square feet), or 24%, compared to 18,870 square meters (203,115 square feet) in December 2015. Decreased occupancy rate driven down the unit rental price consequently. Average rental per square meter was $247 (RMB1,717) in December 2016, a decrease of $70 (RMB482), or 22%, compared to $317 (RMB2,199) in December 2015.

Management fee income for the year ended December 31, 2016 was $4.8 million, a decrease of $1.1 million, or 19%, compared to $5.9 million in the corresponding period in 2015. The decrease in management fee was primarily due to the decreased occupancy rate in Victory Plaza.

Renovation Plan

In order to attract customers and tenants that are more resilient to e-commerce alternatives, we have been working on the plan to renovate the Victory Plaza. Before we can commence the renovation, we have to apply for permits or approvals from local governments, such as construction works planning permits, approvals for fire protection design and construction works commencement permits. The rental space at Victory Plaza to be renovated will be approximately 113,800 square meters (1,224,933 square feet). According to our current renovation plan, we expect to complete the renovation by the second half of 2020 and reach the maximum profitability of the Victory Plaza by the end of 2021. As of the date hereof, we have finalized the plan of the renovation and are in the process of obtaining necessary permit and license to commence our first stage of the renovation, which we expect to occur in the next three months. The total anticipated cost of the renovation is RMB77,870,000 (approximately $11,215,600). We plan to fund the renovation through outside financing. However, there is no guarantee that we will not change our renovation plan or fulfill our plan if not changed, or obtain sufficient fund to carry out our renovation plan.

Implications of Our Being an “Emerging Growth Company”

Because we had less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

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We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

EMPLOYEES

We currently have 331 employees including our executive officers. Among them, there are 5 senior managers holding collegial degrees or above with the average of more than 15 years’ experiences in different aspects of operation and management of large shopping centers. In addition, we have 44 department managers holding collegial degree or above with the average of more than 10 years’ experience in investment attraction, property management, project finance, HR and other areas.

CORPORATE INFORMATION

Our principal executive office is located at 3rd Floor, 369 Lexington Ave., New York, New York, 10017 and our telephone number is 212-922-2199. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

OFFERING SUMMARY

Issuer:	Victory Commercial Management Inc.

Securities being Offered:	up to 5,000,000 shares of Common Stock
Price per Share:

Duration of the Offering:	Up to 180 days

Shares Outstanding as of December 29, 2017	20,700,000 shares of Common Stock

Shares Outstanding following the consummation of the Offering:	Up to 25,700,000 shares of Common Stock

Amount of the Offering:	up to $5,000,000

Minimum purchase	Not applicable

Symbol:	Not applicable

Transfer Agent:	VStock Transfer, LLC 18 Lafayette Place Woodmere, New York 11598

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Use of Proceeds	We plan to devote the net proceeds of the offering for i) renovation of the Victory Plaza, ii) general working capital to meet the needs of the continued development and operation of the Victory Plaza; and (iii) other general working capital and corporate matters. See the “Use of Proceeds” section beginning on page 24.

Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on Page 11.

Plan of Distribution	The shares of Common Stock covered by this prospectus may be sold by the selling stockholder in the manner described under “Plan of Distribution.”

Dividend Policy:	We have no present plan to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Financial Information

The following summary financial data for the fiscal years ended December 31, 2016 and 2015. This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” beginning on page 46 of this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA:

	For the Years Ended December 31,
	2016	2015

Revenues	$9,482,875	$13,378,699
Operating expenses	16,000,768	18,951,506
Loss from operations	(6,517,893)	(5,572,807)
Other expenses	(4,638,309)	(6,246,593)
Net loss	(11,156,202)	(11,819,400)
Net loss attributable to noncontrolling interest	(2,338,888)	(2,405,625)
Net loss attributable to the Company’s common shareholder	$(8,817,314)	$(9,413,775)

Loss per common share attributable to the Company’s common shareholder - basic and diluted:	$(0.43)	$(0.45)

Weighted-average shares outstanding, basic and diluted	20,700,000	20,700,000

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BALANCE SHEETS DATA:

	As of December 31,
	2016	2015
ASSETS

Rental properties, net	$24,459,300	$27,163,918
Cash and cash equivalents	32,762	206,351
Tenant and other receivables, net of allowance for doubtful accounts	447,061	219,289
Prepaid expenses and other assets	1,125,734	312,427
Property and equipment, net	903,118	1,297,308
Garage-sold in 2016, net	-	10,315,868
Intangible assets, net	1,160	3,101
ROU assets, net	1,026,589	3,917,462

TOTAL ASSETS	$27,995,724	$43,435,724

LIABILITIES AND DEFICIT

Liabilities
Bank loans payable	$61,513,950	$67,618,712
Property financing agreements payable	68,592,614	77,856,030
Accounts payable and accrued liabilities	3,486,848	3,266,956
Deferred rental income	4,782,483	7,311,843
Leases liability payable	8,753,702	11,932,207
Other payables	16,987,414	10,890,719
Loans payable to related party	10,623,074	11,361,060
Due to shareholder	63,227,013	63,481,482
Interest payable to related parties	10,006,239	10,118,840
Total Liabilities	247,973,337	263,837,849

Commitments and Contingencies
Deficit
Victory Commercial Management Inc. Shareholder’s Deficit
Common stock, $0.0001 par value, 600,000,000 shares authorized;	-	-
20,700,000 shares issued and outstanding*	2,070	2,070
Paid-in capital	10,814,219	10,814,219
Accumulated deficit	(188,034,199)	(179,216,885)
Accumulated other comprehensive loss	(2,678,023)	(11,826,787)
Total stockholder’s deficit attributable to the Company’s common shareholder	(179,895,933)	(180,227,383)
Noncontrolling interest	(40,081,680)	(40,174,742)
Total Deficit	(219,977,613)	(220,402,125)

TOTAL LIABILITIES AND DEFICIT	$27,995,724	$43,435,724

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of Common Stock, once we successfully list our Common Stock on OTCBB, could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Note Regarding Forward Looking Statements” below for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Relating to Our Business

Our independent registered public accounting firm added an emphasis paragraph to its audit report describing an uncertainty related to our ability to continue as a going concern.

Due to our limited capital resources, our independent registered public accounting firm has issued a report that describes an uncertainty related to our ability to continue as a going concern. The auditors’ report discloses that we had net loss of $11,156,202 and $11,819,400 for the years ended December 31, 2016 and 2015, respectively; an accumulated deficit of $188,034,199 at December 31, 2016. As of November 30, 2017, to our knowledge, there were total of 453 litigations against us for unpaid rent from leaseback owners and for the past due of purchase-back property from current owners of properties. Total claims amounted $22,295,450 (RMB147,350,632). These conditions raise substantial doubt about our ability to continue as a going concern and may make it difficult for us to raise capital and make our securities an unattractive investment for potential investors. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We may be unable to continue operations if we cannot generate revenues in excess of our expenses.

Majority of our business, assets and operations are located in the People’s Republic of China.

The majority of our business, assets and operations are located in the People’s Republic of China. The economy of the PRC differs from the economies of most developed countries in many aspects. The economy of the PRC has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC’s government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC’s government. In addition, the PRC’s government continues to play a significant role in regulating industry by imposing industrial policies. The PRC’s government exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of the PRC, but may have a negative effect on us.

Actions of government or change of policies may adversely affect our business, financial condition and results of operations.

We are at risk from significant and rapid change in the legal systems, regulatory controls, and practices in areas in which we operate. These affect a wide range of areas including the real estate development approval system, employment practices, financing and sale of the buildings; our property rights; data protection; environment, health and safety issues; macro-economic policies and accounting, taxation and stock exchange regulation. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs and have material and adverse impacts on the reputation, performance and financial condition of our development and operation.

We may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

We have sustained recurring losses and experienced negative cash flow from operations in recent years. As of December31, 2016 and 2015, we had generated cumulative losses of approximately $188,034,199 and $179,216,885, respectively; and we expect to continue to incur losses until completion of our renovation plan. We believe that our existing cash resources will not be sufficient to sustain operations during the next twelve months. We need to generate revenue and raise funding in order to sustain our operations and continue to implement our business plan. If adequate additional financing is not available on reasonable terms, we may not be able to undertake the renovation of our Victory Plaza or continue to develop and expand the services of our Victory Plaza, which may as a result impact our cash flow and we would have to modify our renovation plan accordingly. There is no assurance that additional financing will be available to us.

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In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the development of competitive projects undertaken by our competitors; and (iii) the level of our investment in operation and renovation. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) modify our renovation plan, to the worst case, abandon the renovation plan; (ii) limit our operations and expansion; (iii) limit our marketing efforts; and (iv) decrease or eliminate capital expenditures. Such reductions could have a materially adverse effect on our business and our ability to compete the renovation.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving such additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the Common Stock offered hereof. We cannot give you any assurances that any additional financing will be available to us, or if available, will be on terms favorable to us.

We derive the majority of our revenues from rental business in the PRC and any downturn in the Chinese economy could have a material adverse effect on our business and financial condition.

The majority of our revenues are expected to be generated from rentals and management fee of our Victory Plaza in the PRC and we anticipate that revenues from such rentals and management fee will continue to represent the substantial portion of our total revenues in the near future. Our revenues can also be affected by changes in the general economy. Our success is influenced by a number of economic factors which affect retail business and commercial real estate, such as employment levels, business conditions, interest rates and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer spending, thereby negatively affecting our profitability.

We are subject to extensive government regulation that could cause us to incur significant liabilities or restrict our business activities.

Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, property management, fire safety in public places, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations, such as fees and taxes that may be imposed. Any delay or refusal from government agencies to grant us necessary licenses, permits, and approvals could have an adverse effect on our operations, particularly, our renovation.

We may be unable to compete effectively in the local shopping center and retail industry.

Dalian local retail industry is fragmented and intensely competitive. We compete with several reputable multifunctional local shopping centers on the basis of price, variety of services, perceived value, customer service, atmosphere, location and overall shopping experience. We also compete with other restaurants and retail establishments for qualified franchisees, site locations and employees to work in a shopping center.

Many of our competitors have significantly greater financial and other resources than we do. Many of our competitors also have greater influence over their respective retail systems than we do because of their significantly higher percentage of company-owned shopping centers and/or ownership of franchise real estate, giving them a greater ability to implement operational initiatives and business strategies. Some of our competitors are local shopping centers that, in some cases, have a loyal customer base and strong brand recognition because of its long history. As our competitors expand their operations and as new competitors enter the industry, we expect competition to be more intensive. Increased competition could result in price reductions, decreases in profitability and loss of market share by us. In the event we are unable to compete effectively against other local competitors, our business, financial condition and results of operations could be materially and adversely affected.

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A majority of our leases will expire within one year, and we may be unable to renew these leases or find new tenants on a timely basis, or at all.

A majority of the lease agreements with our tenants have a term of one year. As a result, we experience lease cycles in which a significant number of tenancies expire each year. These relatively short lease cycles expose us to rental market fluctuations. We may not be able to renew the lease agreements or find new tenants at rates equal to or higher than those of the expiring leases, or to find replacement tenants in time so as to minimize periods between leases. If the rental price for our underground shopping center decreases, or our existing tenants do not renew their lease agreements, or we are unable to find replacement tenants in time after the expiration of existing tenancies, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Defaulting on bank loans could have a material adverse effect on our results of operations

As of December 31, 2016, we had total of $62,022,901 outstanding loans payable to Harbin Bank. The collaterals with Harbin Bank contains certain protective contractual provisions that limit our activities in order to protect the lender. The risk of default may increase in the event of an economic downturn or due to our failure to successfully execute our business plan. We have entered into guarantee or security agreements with the banks in connection with the bank loans, pursuant to which we have guaranteed or provided security including property mortgage, pledge of accounts receivable (including property management fees and rentals) and 80% equity interest of DVPD held by Sino Pride was pledged for all liabilities under the bank loans, as applicable. Defaulting on our bank loans could result in loss of our collateralized assets and cause a material adverse effect on our results of operations.

Our operating companies must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to construction. During the renovation and daily operation of our Victory Plaza, wastes are unavoidably generated. If we fail to comply with any of the environmental laws and regulations of the PRC, depending on the type and severity of the violation, we may be subject to, among other things, warnings from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, or an order to close down our business operations and suspension of relevant permits.

The operating histories of our operating companies may not serve as adequate bases to judge our future prospects and results of operations.

The operating histories of DVPD and DVBM may not provide a meaningful basis for evaluating our business as we plan to renovate the Victory Plaza into a multifunctional shopping plaza to attract more diversified group of customers. We cannot guarantee that we can achieve profitability or that we will have net profit in the future. We will encounter risks and difficulties that companies who substantially adjust or expand their business frequently experience, including the potential failure to:

●	Obtain sufficient working capital to support our operation and renovation;

●	Manage our expanding operations and continue to meet customers’ demands;

●	Maintain adequate control of our expenses allowing us to realize anticipated income growth;

●	Implement, adapt and modify our business strategies as needed;

●	Anticipate and adapt to changing conditions in the commercial real estate rental and management industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of the foregoing risks, our business may be materially and adversely affected.

Our failure to effectively manage growth may cause a disruption of our operations resulting in the failure to generate revenue at the levels we expect.

In order to maximize potential growth in our current and potential markets, we believe that we must be able to attract new renters and customers to use the services provided by our shopping center to ensure the sustainable development capability of the company and to maintain our operations. This strategy may place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to effectively manage our operations could prevent us from generating the revenues we expect and therefore have a material adverse effect on the results of our operations.

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We may need additional employees to meet our operational needs.

Our future success also depends upon our ability to attract and retain highly qualified personnel. We may need to hire additional managers and employees with industry experience from time to time, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. There can be no assurance that we will be able to attract or retain highly qualified personnel. Competition for skilled personnel in the commercial real estate industries is significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

We will incur significant costs as a public company in the United States.

We will incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract or retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our certificates, permits, and licenses related to our operations are subject to governmental control and renewal, and failure to obtain or renew such certificates, permits, and licenses will cause all or part of our operations to be terminated.

Our operations require licenses, permits and, in some cases, renewals of these licenses and permits from various governmental authorities in the PRC. Our ability to obtain, maintain, or renew such licenses and permits on acceptable terms is subject to change, as are, among other things, the regulations and policies of applicable governmental authorities.

If our qualification certificate of property management enterprise or our land use rights certificates are revoked or suspended or we are unable to renew the permits for any reason, we cannot assure you that our business operations will not be stopped and, accordingly, our financial performance would be adversely affected.

Our shopping center may be affected by fire or natural calamities. Our operations are also subject to the risk of power outages, equipment failures or labor disturbances and other business interruptions. We have limited insurance coverage and do not carry any business interruption insurance.

Our Shopping Center is currently underground. A fire, floods or other natural calamity may result in significant damage to our shopping center. Our operations are subject to risks of various business interruptions, including power outages, equipment failures or disturbances from labor unrest. If we are unable to obtain timely replacements of damaged equipment, or if we are unable to find an acceptable contract manufacturer in the event our shopping center are damaged by a catastrophic event, then major disruptions to our production would result, which would have significant adverse effect on our operations and financial results. Our property insurance may not be sufficient to cover damages to our Shopping Center, and we do not carry any business interruption insurance covering lost profits as a result of the disruption to our production.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and operation.

We are currently involved in, and may in the future be subject to, claims, suits, government investigations, and proceedings arising from our business. As of November 30, 2017, to our knowledge, there were total of 453 litigations against us for unpaid rent by the leaseback owners and for the past due of purchasing-back property from current owner of properties. Total claims amounted to $22,295,450 (RMB 147,350,632). Historically, when DVPD sold property, it granted a purchase-back option to certain purchasers pursuant to which, such purchasers could request DVPD to buy back their properties at the original purchase prices during certain time frame. DVPD also leased back certain sold units and then sub-lease to third parties. These litigations are caused by our failure to buy back the properties when requested to or our failure to pay rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may been imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash. The management is negotiating with these claimers actively and willing to settle these cases with a discounted payment amount. However, we cannot predict with certainty the cost of defense, the cost of prosecution, or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies, damage awards, and penalties. Regardless of outcome, any such claims or actions require significant time, money, managerial and other resources, result in negative publicity, and harm our business and financial condition. See Historical Issue on page 35.

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RISKS RELATING TO DOING BUSINESS IN CHINA

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC’s government promulgated the labor contract law of the PRC, which became effective on January 1, 2008 and was subsequently amended on December 28, 2012. The labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, the law requires certain terminations be based upon seniority and not merit. In the event that we decide to significantly change or decrease our workforce, the labor contract law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

We may be exposed to liabilities under the foreign corrupt practices act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. foreign corrupt practices act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants of our company, because these parties are not always subject to our control. We are in the process of implementing an anticorruption program, which will prohibit the offering or giving of anything of value to governmental officials or third parties, directly or indirectly, for the purpose of obtaining or retaining business. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants of our company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The government in China has the right to take over part or all of our underground properties during times of war.

Among the approximately 137,500 square meters (1,480,038 square feet) of the total rental area of Victory Plaza, approximately 59,000 square meters (635,071 square feet) was designed for underground civil air defense shelter (the “Civil Air Defense Shelter”). The Civil Air Defense Shelter is allowed to be used for shopping place or garage during peace time as set forth in approvals by local air defense authority. However, the primary use of any civil air defense shelter is to protect civilians during times of war. In order to serve this purpose, the PRC government authorities, by law and regulation, reserve the right to take over the Civil Air Defense Shelter during times of war. If any military conflict or a war breaks out between China and other countries or regions, it is likely that the Civil Air Defense Shelter or other part of our underground Victory Plaza will be seized by the government in China as underground civil air defense shelters. Although the seizure of civil air defense shelters by the government authorities in China for use during times of war does not mean the government authorities permanently revoke our right to use, operate and profit from the facilities and we may continue the use and operation of our the Civil Air Defense Shelter after the war, our business would still be interrupted.

Uncertainties with respect to the PRC’s legal system could adversely affect us.

We conduct a substantial amount of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to the operative joint venture enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We are a holding company and we rely on funding for dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in Nevada and we operate our core businesses through our subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from such PRC subsidiaries. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, joint-venture contracts, applicable laws and restrictions contained in the debt instruments of such subsidiaries. If our subsidiary incurs debt or losses, its ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiary calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiary entered into or may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. Further, starting from January 1, 2008, dividends paid by our PRC subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. Pursuant to a double tax treaty between Hong Kong and the PRC, if the non-PRC parent company is a Hong Kong resident and directly holds a 25% or more interest in the PRC enterprise, such withholding tax rate may be lowered to 5%. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

In addition, the PRC government imposes controls on the convertibility of the renminbi, or “RMB” into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The enterprise bankruptcy law of the PRC, or the bankruptcy law, came into effect on June 1, 2007. The bankruptcy law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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According to SAFE’s provisions for administration of foreign exchange relating to inbound direct investment by foreign investors, effective on June 10, 2015, if our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, prior approval from the safe for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE designated commercial bank. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE designated commercial bank.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our Offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Common Stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the people’s bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

It may be difficult to effect service of process and enforcement of legal judgments upon our Company and our officers and directors because they reside outside the United States.

Our operations are based in China and all of our assets are located in China. In addition, a majority of our directors and officers reside in China. As a result, service of process on the Company and such foreign directors and officers may be difficult or impossible to effect within the United States. Moreover, China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of the judgment of courts. As a result, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the notice on relevant issues relating to domestic resident’s investment and financing and roundtrip investment through special purpose vehicles (“SPV(s)”), or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their safe registrations when the offshore SPV undergoes material events relating to material change of capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).On February 28, 2015, SAFE issued a notice according to which the aforesaid PRC residents or entities are no longer required to register with SAFE or its local branch, instead the aforesaid PRC residents or entities need to register with local banks. Failure by an individual to comply with the required SAFE registration and updating requirements described above may result in penalties up to RMB50, 000 imposed on such individual and restrictions being imposed on the foreign exchange activities of the PRC subsidiaries of such offshore SPV, including increasing the registered capital of, payment of dividends and other distributions to, and receiving capital injections for the offshore SPV. Failure to comply with Notice 37 may also subject relevant PRC residents or the PRC subsidiaries of such offshore SPV to penalties under PRC foreign exchange administration regulations for evasion of applicable foreign exchange restrictions. Our controlling shareholder Alex Brown (a.k.a “You Chang”) did not register with local SAFE branch or its delegated commercial bank when he acquired ownership of Sino Pride through his indirect holding of Victory Commercial Investment Ltd. in November 2016. Although Alex Brown was no longer a PRC nationality afterwards, we cannot assure you that our controlling shareholder will not be required under Notice 37 to register with local SAFE branch or its delegated commercial bank. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

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Failure to comply with the individual foreign exchange rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

Other than Notice 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the implementation rules of the administrative measures for individual foreign exchange promulgated by safe in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the individual foreign exchange rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with safe provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the individual foreign exchange rules.

It is uncertain how the individual foreign exchange rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds may affect our ability to continue to operate.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash may impair our operations, and, if we are not able to access funds to pay our employees and other creditors, we may be unable to continue to operate.

If we are unable to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

Business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type that would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment. We have not obtained fire, casualty and theft insurance, and there is no insurance coverage for our raw materials, goods and merchandise, furniture or buildings in China. Any losses incurred by us will have to be borne by us without any assistance, and we may not have sufficient capital to cover material damage to, or the loss of, our Victory Plaza due to fire, severe weather, flood or other causes, and such damage or loss may have a material adverse effect on our financial condition, business and prospects.

Under the new enterprise income tax law, we may be classified as a “resident enterprise” of China. Such classification may result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a new enterprise income tax law, or the new EIT law, which became effective on January 1, 2008. Under the new EIT law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the new EIT law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the state administration of taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered to be the PRC’s source income and subject to the PRC’s withholding tax. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC’s tax authorities.

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Although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC’s tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC’s tax authorities determine that we are a resident enterprise for the PRC’s enterprise income tax purposes, a number of unfavorable PRC tax consequences may follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as the PRC’s enterprise income tax reporting obligations. This would also mean that income such as interest on offering proceeds and non-China source income would be subject to the PRC’s enterprise income tax at a rate of 25%. Second, although under the new EIT law and its implementing rules, dividends paid to us from our PRC subsidiary would qualify as tax-exempt income, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC authorities responsible for enforcing the withholding tax have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for the PRC’s enterprise income tax purposes. Finally, dividends paid to stockholders with respect to their shares of our Common Stock or any gains realized from transfer of such shares may generally be subject to the PRC’s withholding taxes on such dividends or gains at a rate of 10% if the shareholders are deemed to be non-resident enterprises or at a rate of 20% if the shareholders are deemed to be non-resident individuals. In addition, any gain realized on the transfer of shares of our common stock by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If dividends payable to our non-PRC investors or gains from the transfer of our common stock by such investors are subject to PRC tax, the value of your investment in our common stock may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to a notice, or Circular 698, issued by the State Administration of Taxation, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, and such overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5%; or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%. In 2015, the State Administration of Taxation issued a circular, known as Circular 7, which replaced or supplemented certain previous rules under Circular 698. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax, and more detailed guidelines on the circumstances when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise being transferred. Furthermore, if the indirect transfer is subject to PRC enterprise income tax, the transferee has an obligation to withhold tax from the sale proceeds, unless the transferor reports the transaction to the PRC tax authority under Circular 7. Late payment of applicable tax will subject the transferor to default interest. Gains derived from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange. Circular 698 was abolished by an announcement promulgated by the State Administration of Taxation in October 2017 and effective from December 1, 2017, or SAT Circular 37, which, among others, provides specific provisions on matters concerning withholding of income tax of non-resident enterprises at source.

As newly implemented, there is uncertainty as to the application of Circular 7 and SAT Circular 37, both of which may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request our PRC subsidiaries to assist in the filing. As a result, we and our non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7, and may be required to expend valuable resources to comply with Circular 7 or to establish that we and our non-resident enterprises should not be taxed under Circular 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

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The PRC government may issue further restrictive measures in the future.

We cannot assure you that the PRC’s government will not issue further restrictive measures in the future. The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations, which could further adversely affect our business and prospects.

Our PRC subsidiaries are not incompliant with the taxation, environmental, employment and social security rules of China, and they may face penalties imposed by the PRC government.

As of December 31, 2016 and 2015, the Company had tax payables including real estate tax, land use right tax, income tax, taxes related to rental and other taxes in the aggregate amount of $1.6 million and $1.3 million, respectively. Some of these tax payables were incurred prior to November 2016, when we acquired the ownership of Sino Pride, and we are actively working with the relevant tax authorities to settle those payables which we expect to occur during the first quarter of 2018. However, we cannot guarantee that we have sufficient cash to pay all the payables under the settlements or if we can reach a settlement with the tax authorities, if at all. In addition, our PRC subsidiaries failed to strictly comply with PRC laws and regulations to contribute towards social insurance premium and housing fund on behalf of their employees, which are based on the average salary of employees of Dalian city instead of their employees’ average monthly salary for the preceding year, as required by the applicable laws and regulations. We may be required by relevant authorities to make up the shortfall of social insurance premium and housing fund. Even after we have successfully settled all tax payables, if any PRC government authority takes the position that there is non-compliance with the taxation, environmental protection, employment and/or social security rules by our PRC subsidiary, they may be exposed to penalties from PRC government authorities, in which case the operation of our PRC subsidiary in question may be adversely affected.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing the U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade conflicts between the United States and China could adversely affect the market price of our Common Stock and our ability to access U.S. capital markets.

Interpretation of PRC laws and regulations involves uncertainty.

Our core business is conducted within China and is governed by PRC’s laws and regulations. The PRC’s legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC’s government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC’s laws and regulations involves a degree of uncertainty. Some of these laws may be changed without immediate publication or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors, particularly if a competitor has long been established in the locality of, and has developed a relationship with such agency. In addition, any litigation in China may be protracted and result in substantial costs and a diversion of resources and management attention. All of these uncertainties may cause difficulties in the enforcement of our land use rights, entitlements under our permits and other statutory and contractual rights and interests.

RISKS RELATED TO OUR OFFERING AND OWNERSHIP OF OUR COMMON STOCK

The market price of our Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the Offering Price.

The Offering Price for our Common Stock will be determined by our Company and may vary from the market price of our Common Stock following our Offering. If you purchase our Common Stock in our Offering, you may not be able to resell those shares at or above the Offering Price. Prior to this Offering, our Common Stock were not traded on any market. An active, liquid and orderly trading market for our Common Stock may not develop or be maintained after this Offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot assure you that the Offering Price of our Common Stock, or the market price following our Offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our Offering. The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our Offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our Offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our Offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Common Stock if the market price of our Common Stock increases.

You will experience immediate and substantial dilution.

The Offering Price of our shares is substantially higher than the pro forma net tangible book value per share of our Common Stock. Upon the completion of this offering, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution” on page 24.

Management did not perform due diligence on market and industry data cited in this prospectus.

This prospectus includes market and industry data that has been obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in these industries. Neither we nor our management have conducted due diligence or independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third-party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. If such market and industry data turned out to be inaccurate, management’s belief and perception of our competitive strength may need to be adjusted and, as a result, our business strategy may need to be changed which may have a negative effect on our results of operations.

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Our majority stockholder may have significant influence over the outcome of matters submitted to our stockholders for approval, which may prevent us from engaging in certain transactions.

As the date hereof, one shareholder owning 100% outstanding equity interest of the Company. Immediately after the closing of the Offering, assuming the maximum amount of Shares have been sold, such shareholder will own 80.54 % of the outstanding equity of the Company. As a result, this majority stockholder may exercise significant influence over all matters requiring stockholder approval, including the appointment of our directors and the approval of significant corporate transactions. This ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination that may be in the best interest of the Company.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of internal controls over financial reporting.

Our reporting obligations as a public company place a significant strain on our management and operational and financial resources and systems. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting may result in the loss of investor confidence in the reliability of our financial statements, which in turn may harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

There is a limited market for our Common Stock, which may make it difficult for holders of our Common Stock to sell their stock.

We plan to apply to be listed on OTCQB Market, but there is no assurance that we will be approved for the listing at this point. There is a limited trading market for our Common Stock and at times there is no trading in our Common Stock. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our Common Stock, the ability of holders of our Common Stock to sell our Common Stock, or the prices at which holders may be able to sell our Common Stock. Further, many brokerage firms will not process transactions involving low price stocks, especially those that come within the definition of a “penny stock.” If we cease to be quoted, holders of our Common Stock may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our Common Stock, and the market value of our Common Stock would likely decline.

We may be subject to the penny stock rules which will make shares of our Common Stock more difficult to sell.

We may be subject now and in the future to the SEC’s “penny stock” rules if our shares of Common Stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our Common Stock. As long as our shares of Common Stock are subject to the penny stock rules, the holders of such shares of Common Stock may find it more difficult to sell their securities.

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If a more active trading market for our Common Stock develops, the market price of our Common Stock is likely to be highly volatile and subject to wide fluctuations, and holders of our Common Stock may be unable to sell their shares at or above the price at which they were acquired.

The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

●	quarterly variations in our revenues and operating expenses;

●	developments in the financial markets and worldwide economies;

●	announcements of innovations or services by us or our competitors;

●	announcements by the PRC government relating to regulations that govern our industry;

●	significant sales of our Common Stock or other securities in the open market;

●	variations in interest rates;

●	changes in the market valuations of other comparable companies; and

●	changes in accounting principles.

The rights of the holders of our Common Stock may be impaired by the potential issuance of preferred stock.

Our board of directors has the right to create a new series of preferred stock. As a result, the Board of Directors may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights that may adversely affect the voting power and equity interest of the holders of our Common Stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock, we may issue such shares in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including but not limited to “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plans,” “potential,” “predict,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

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ITEM 4. USE OF PROCEEDS.

Our Offering is being made on a self-underwritten basis: no minimum number of Shares must be sold in order for the offering to proceed. The Offering Price per Share is $1.00 and we intend to sell up to 5,000,000 Shares for a total of $5,000,000.

We intend to use the net proceeds to us from this offering to fund i) the renovation and enlargement of the Victory Plaza; ii) general working capital to meet the needs of the continued development and operation of the Victory Plaza; and iii) other general working capital and corporate purpose.

ITEM 5. DETERMINATION OF OFFERING PRICE

The Offering Price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the Offering Price, we took into consideration our cash on hand and the amount of money we would need to implement our renovation plan. Accordingly, the Offering Price should not be considered an indication of the actual value of the securities.

ITEM 6. DILUTION

The price of the current offering is fixed at $1.00 per share. Dilution represents the difference between the Offering Price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the Offering Price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder. The following compare the differences of your investment in our shares with the investment of our existing stockholder.

As of December 31, 2016, the net negative tangible book value of our shares of Common Stock was negative ($219,977,613) or ($10.63) per share based upon 20,700,000 shares outstanding.

If 100% of the Shares Are Sold:

Upon completion of this offering, in the event all of the shares are sold, the net negative tangible book value of the 25,700,000 shares to be outstanding will be approximately ($8.56) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $2.07 per share without any additional investment on their part.

After completion of this offering, if 5,000,000 shares are sold, investors in the offering will own 19.46% of the total number of shares then outstanding for which they will have made cash investment of $5,000,000, or $1.00 per share. Both the 19.46% ownership and $5,000,000 cash investment are in the aggregate. Our existing sole stockholder will own 80.54% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or approximately $0.001 per share.

If 75% of the Shares Are Sold

Upon completion of this offering, in the event 3,750,000 shares are sold, the net negative tangible book value of the 24,450,000 shares to be outstanding will be approximately $2,445,000, or $1.00 per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $1.63 to ($9.00) per share without any additional investment on their part.

After completion of this offering investors in the offering will own 15.34% of the total number of shares then outstanding for which they will have made cash investment of $3,750,000, or $1.00 per share. Both the 15.34% ownership and $3,750,000 cash investment are in the aggregate. Our existing sole stockholder will own 84.67% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

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If 50% of the Shares Are Sold

Upon completion of this offering, in the event 2,500,000 shares are sold, the net negative tangible book value of the 23,200,000 shares to be outstanding will be approximately ($9.48), per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $1.15 per share without any additional investment on their part.

After completion of this offering investors in the offering will own approximately 10.78% of the total number of shares then outstanding for which they will have made cash investment of $2,500,000, or $1.00 per share. Both the 10.78% ownership and $2,500,000 cash investment are in the aggregate. Our existing sole stockholder will own approximately 89.22% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

If 30% of the Shares Are Sold

Upon completion of this offering, in the event 1,500,000 shares are sold, the net negative tangible book value of the 22,200,000 shares to be outstanding will be approximately ($9.91) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $0.72 per share without any additional investment on their part.

After completion of this offering investors in the offering will own approximately 6.76% of the total number of shares then outstanding for which they will have made cash investment of $1,500,000, or $1.00 per share. Both the 6.76% ownership and $1,500,000 cash investment are in the aggregate. Our existing sole stockholder will own approximately 93.24% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

If 25% of the Shares Are Sold

Upon completion of this offering, in the event 1,250,000 shares are sold, the net negative tangible book value of the 21,950,000 shares to be outstanding will be approximately ($10.02) per share. The net negative tangible book value of the shares held by our existing stockholder will be decreased by $0.61 per share without any additional investment on their part.

After completion of this offering investors in the offering will own approximately 5.69% of the total number of shares then outstanding for which they will have made cash investment of $1,250,000, or $1.00 per share. Both the 5.69% ownership and $1,250,000 cash investment are in the aggregate. Our existing sole stockholder will own approximately 94.31% of the total number of shares then outstanding, for which he has made contributions of cash totaling $2,070 or $0.0001 per share.

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The following table compares the differences of your investment in our shares with the investment of our existing stockholder.

Existing Stockholder if all of the Shares are Sold:
Price per share		$1.00
Net negative tangible book value per share before offering		$($10.63)
Potential gain to existing shareholders	$	N/A
Net negative tangible book value per share after offering		$($8.56)
Decrease to present stockholder in net negative tangible book value per share after offering		$($2.07)
Capital contributions		$$2,070
Number of shares outstanding before the offering		20,700,000
Number of shares after offering assuming the sale of the maximum number of shares		25,700,000
Percentage of ownership after offering		80.54%
Purchasers of Shares in this Offering if all 100% Shares Sold
Price per share		$1.00
Dilution per share	$	N/A
Capital contributions		$5,000,000

Percentage of capital contributions by existing shareholders		0.04%
Percentage of capital contributions by new investors		99.96%
Number of shares after offering held by new investors		5,000,000
Percentage of ownership after offering		19.46%
Purchasers of Shares in this Offering if 75% of Shares Sold
Price per share		$1.00
Dilution per share	$	N/A
Capital contributions		$3,750,000
Percentage of capital contributions by existing shareholders		0.06%
Percentage of capital contributions by new investors		99.94%
Number of shares after offering held by new investors		3,750,000
Percentage of ownership after offering		15.34%
Purchasers of Shares in this Offering if 50% Shares Sold
Price per share		$1.00
Dilution per share	$	N/A
Capital contributions		$2,500,000
Percentage of capital contributions by existing shareholders		0.08%
Percentage of capital contributions by new investors		99.92%
Number of shares after offering held by new investors		2,500,000
Percentage of ownership after offering		10.78%
Purchasers of Shares in this Offering if 30% Shares Sold

Price per share		$1.00

Dilution per share	$	N/A

Capital contributions		$1,500,000

Percentage of capital contributions by existing shareholders		0.14%

Percentage of capital contributions by new investors		99.86%

Number of shares after offering held by new investors		1,500,000

Percentage of ownership after offering		6.76%
Purchasers of Shares in this Offering if 25% of Shares Sold

Price per share		$1.00
Dilution per share	$	N/A
Capital contributions		$1,250,000

Percentage of capital contributions by existing shareholders		0.17%

Percentage of capital contributions by new investors		99.83%

Number of shares after offering held by new investors		1,250,000

Percentage of ownership after offering		5.69%

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ITEM 7. SELLING SECURITIES HOLDERS

Not applicable

ITEM 8. PLAN OF DISTRIBUTION

We have 20,700,000 shares of Common Stock issued and outstanding as of the date of this prospectus. We are registering an additional of 5,000,000 shares of our Common Stock for sale at the price of $1.00 per share. There is no arrangement to address the possible effect of the offering on the price of the stock.

We intend to offer our securities through our management and our controlling shareholder. In connection with the Company’s selling efforts in the Offering, our management and/or controlling shareholder will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our management and/or controlling shareholder is subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our management and/or controlling shareholder will not be compensated in connection with his participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Any of our management and/or controlling shareholder is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our management and/or controlling shareholder will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our management and/or controlling shareholder will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

We will receive all proceeds from the sale of up to 5,000,000 Shares being offered. The price per Share is fixed at $1.00 for the duration of this Offering. No public market currently exists for our shares of Common Stock. There is presently no public market for our shares of Common Stock. We intend to apply to have our shares quoted on the OTC Bulletin Board, or OTCBB, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCBB. We cannot assure you that our securities will continue to be quoted on OTCBB after this offering. We also intend to apply to have out shares listed on OTCQB market.

The Shares may be sold to purchasers from time to time directly by and subject to our discretion. Further, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. The shares of Common Stock sold by the Company may be occasionally sold in one or more transactions; all shares sold under this prospectus will be sold at a fixed price of $1.00 per share.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which we have complied.

In addition and without limiting the foregoing, we will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

We will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states) which we expect to be $408,435.50 ($159,403 of which has already been paid to cover for the offering expenses).

Offering Period and Expiration Date

This offering will start on the date that this registration statement is declared effective by the SEC and continue for a period of 180 days. The offering shall terminate on the earlier of (i) the date when the sale of all 5,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 5,000,000 shares registered under the Registration Statement of which this Prospectus is part, and (iii) 180 days of the effective date of this registration statement.

We will not accept any money until this registration statement is declared effective by the SEC.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must:

- execute and deliver a subscription agreement; and

- deliver a check or certified funds to us as instructed in the subscription agreement for acceptance or rejection.

All checks for subscriptions must be made payable to “Victory Commercial Management Inc.”. No subscription may be executed nor funds delivered prior to effectiveness of the registration statement.

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Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 72 hours after we receive them.

ITEM 9. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized capital of the Company is 600,000,000 shares of Common Stock with a par value of $0.0001 per share.

Common Stock

As of the date hereof, 20,700,000 shares of our Common Stock are issued and outstanding. The holder of our Common Stock currently has (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) is entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company (iii) does not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) is entitled to one non-cumulative vote per share on all matters on which stock holders may vote. Please refer to the Company’s Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Preferred Stock

We do not have an authorized class of preferred stock.

Share Purchase Warrants

We have not issued and do not have any outstanding warrants to purchase shares of our Common Stock.

Options

We have not issued and do not have any outstanding options to purchase shares of our Common Stock.

Convertible Securities

We have not issued and do not have any outstanding securities convertible into shares of our Common Stock or any rights convertible or exchangeable into shares of our Common Stock.

Anti-Takeover Law

Currently, we have no Nevada shareholders and since this offering will not be made in the State of Nevada, no shares will be sold to its residents. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do so. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

Dividend Policy

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

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ITEM 10. INTEREST OF NAMED EXPERTS AND COUNSEL

Legal Matters

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for us by Hunter Taubman Fischer & Li LLC, New York, New York 10036.

Experts

The audited consolidated financial statements of Victory Commercial Management Inc. and Subsidiaries included herein and elsewhere in the registration statement have been audited by RBSM LLP, independent registered public accounting firm, for the periods and to the extent set forth in their Report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as expert in accounting and auditing.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT

BUSINESS OVERVIEW

VCM is a Nevada corporation that operates through its subsidiaries VCI and Sino Pride to control two joint ventures formed under the laws of the PRC. DVPD is a joint venture formed under the laws of the PRC (80% equity interest owned by Sino Pride). DVBM is a joint venture formed under the laws of PRC. DVBM is 95% owned by Sino Pride and 5% owned by DVPD. The Company primarily engages in the business of commercial real estate lease and management with a multi-functional shopping center in Dalian, Liaoning Province of China. DVBM focuses on providing day-to-day management operations of the Victory Plaza which is to be renovated pursuant to the Company’s business plan. DVPD is focused on rental income. The Victory Plaza after renovation is expected to offer multiple services including but not limited to shopping, entertainment, restaurants, social and recreation.

Industry Overview

China’s retail sector sees modest growth in recent years. China has become the world’s second largest retail and consumer market after the U.S. since 2014. Total retail sales increased nominally by 10.4% year over year (YOY) to reach RMB33.2 trillion (approximately USD$4.8 trillion) in 2016. In real terms, retail sales of consumer goods increased by 9.6%. Consumer confidence index gradually picked up towards the end of 2016, indicating that the consumption atmosphere in China remained positive. Middle-class consumers in China, particularly the millennials, are becoming increasingly influential in the retail sector. It is estimated that more than 75% of China’s urban consumers will earn between RMB60,000 (approximately USD$8,642) and RMB229,000 (approximately USD$32,983) per year by 2022. Total sales of the Top 100 retail chain operations (Top 100s) in 2015 were RMB2.1 trillion (approximately USD$0.3 trillion), up 4.3% YOY. The total sales of the Top 100s increased at the slowest pace since 2007, and the growth rate was slower than for national total retail sales of consumer goods over five consecutive years. Having said that, the performance of individual enterprises varied, those who can better adjust to the current environment and can cope with the changing consumer needs as well as increasing competition from online retailer’s demonstrated better results. Meanwhile, domestic retailers in the Top 100s outperformed foreign players. (Source link: https://www.fbicgroup.com/sites/default/files/SCR2017_full.pdf)

Rise of the “New Retail” Regime

The term “New Retail” has been a buzz phrase in China’s retail sector in recent years. Many retailers – especially traditional ones with large physical stores – have striven hard to adapt to the new online reality by reinventing and transforming their business models and formats. Another significant development under the “New Retail” regime is for more retailers to leverage Internet and advanced technologies such as Virtual Reality and Augmented Reality to offer experience- and lifestyle-driven opportunities. Physical stores are no longer just places for selling goods but also venues providing a combination of artistic, cultural, social and entertainment elements. Moreover, the deployment of online-to-offline (O2O) business strategies by retailers to enhance shopping experience is also a key development.

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Local Market Overview Market

Dalian City

Dalian is a major city and seaport in the south of Liaoning Province, China. It is the southernmost city of Northeast China and at the tip of the Liaodong Peninsula. Dalian is the province’s second largest city and has sub-provincial administrative status. Dalian, a financial, shipping and logistics center for Northeast Asia, was named China’s most livable city by China Daily in 2006. Touted as a gateway to Northeast China, the coastal city in southern Liaoning province is at the heart of the central government’s agenda to revitalize the region. Dalian is a mature seaport city that has benefited greatly from strong Japanese investment, and is now considered as a transitional “Tier 1.5” city as it has been among the quickest to prosper and develop, regionally. Dalian enjoys a higher disposable income per capita than all three of China’s north-eastern provincial capitals. The relatively strong incomes of local residents have helped consumerism and brand recognition take hold in Dalian. Domestic tourism is also a driver of Dalian’s retail market, with some 52.3 million domestic tourists and 1.2 million foreign visitors coming to the city for its mountain and water scenery, pushing up retail sales to RMB 253 billion in 2013. Overall, the city’s steady development of a modern retail market continues to attract an increasing number of international retailers, with Dalian often chosen as an entry point into the country’s northeast region.

Dalian is a sub-provincial city of Liaoning Province and is located at the southern tip of Liaodong Peninsula. Situated on the coast of the Huanghai Sea and the Bohai Sea, backed by the hinterland of northeast China and across the sea from the Shandong Peninsula, it is an important economic, trade, port, industrial and tourism city in the eastern costal area of China. There is 6.987 million of resident population in Dalian. The “Study Report on Livable Cities in China” published by the Chinese Academy of Sciences on June 14, 2016 showed that the livable index of Dalian ranked fourth in 40 cities nationwide. On December 30, 2016, the National Development and Reform Commission and other three departments identified Dalian, one of the 13 cities, as the demonstrative city for reform of private economy in northeast China. Meanwhile, Dalian is the permanent host city of summer Davos of the World Economic Forum (WEF).

(Source link: https://www.joneslanglasalle.com.cn/China/en-gb/Documents/an-overview-of-30-retail-locations-in-China.pdf)

Dalian Shopping Districts (“Qingniwa”)

The primary retail area, Qingniwa, is the traditional heart of the city, having witnessed the emergence of the city’ s first department store (Mackay Mall) and the first large shopping mall (New Mart Shopping Plaza). The area is now home to many department stores of various sizes, large shopping malls as well as street stores with most retail centers owned by a local developer called Dashang Group.

Qingniwa is the birthplace of Dalian city, and also the place of origin of Dalian’s commerce. It is located in Zhongshan District, near the Dalian Railway Station. The transportation is convenient with over 30 bus stops and the Metro Line 2 and future Metro Line 5 crossing here. The Victory Plaza is one of the most important projects in the Qingniwa business district. The opening of Victory Plaza in Qingniwa district will renovate the aged business street of Qingniwa into a new core commercial area filled with fashionable and energetic young customers and business people.

As a mature center of middle and high-end retailers, Qingniwa business district also witnessed the emergence of entry luxury brands. The Parkland Mall is popular here, and the Dashang Group, the largest retailer in northeastern China also operates several successful projects here, with department stores remain as the predominant retail format. In addition, pedestrian Mall is the highlight of this business district. This retail-orientated market has a large flow of people with very convenient traffic conditions.

Here gathered a variety of large-scale department stores, shopping malls, brand chains and franchise stores covering catering, shopping, entertainment, leisure and business and other functions. There are middle and high-end large-scale restaurants, all kinds of branded and characteristic Chinese and Western restaurants, coffee shops, fitness center, CGV cinema and other movie theaters, NEW-MART supermarket, Gome and Suning appliance flagship store, which can fully meet various needs of consumers.

Our unique location

Victory Plaza, opened in 1998 as an underground traditional retail shopping center, has built a solid customer base. Victory Plaza is located at the intersection of commercial center and traffic center of Dalian City. It relies on the railway station to the north, joins Tianjin Street (traditional pedestrian commercial street) to the east, and directly connects the Qingniwa business district (Dalian municipal level shopping district) in the southwest. It is surrounded by 52 bus routes, and connected directly to the Metro Line 2 and Line 5, with unique four-sided positive advantages. The Qingniwa business district where the project belongs to is the most important traditional core business district in Dalian. It is crowded with cars and people, a place contented for by merchants; meanwhile, it is surrounded by large supermarkets, star hotels and famous flagship stores, strived for by well-known brands.

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Benefited from its excellent geographical location and special passageway function, Victory Plaza is a commercial project with the biggest passenger flow volume in Dalian. The surrounding Qingniwa business district is the most prosperous area in Dalian. Meanwhile, it is close to the Dalian Railway Station, with 54 bus stations within 1 km of the surrounding area, and 2 metro lines intersecting here. The daily passenger flow volume of it exceeds 500,000 within 1 km, serving as a significant guarantee for the development of the project.

Our Business Plan and Strategy:

Developing a Multifunctional Victory Plaza catering to the millennial

We intend to develop a Victory Plaza capable of offering millennials unique experiences. The millennial generation is generally more educated, technologically advanced than the previous generation. Given that tech-savvy millennials have a natural preference for online shopping, a shopping center needs to create an emotional connection to get them away from their cellphones and computers. Our strategy is to present millennials multi-dimensional experiences covering a variety of topics attracting their interests such as fitness, food, fashion, beauty, entertainment and parenting. Our goal is to convert a simple shopping trip into an exciting adventure. We are constantly conducting market analysis to identify millennials’ primary interests and modify our business plan accordingly.

Committed to providing “new retail” experience in align with the future of shopping

As ecommerce becomes an irreversible trend that takes a heavy toll on traditional retailers, the solution for both Chinese and Western retailers is innovation. We are committed to develop an integrated omni-channel model that capitalizes on online and offline strengths, delivers a seamless and compelling customer experience, and increases efficiency in inventory management, product selection, and logistics. In this digital world, the distinction between online and offline commerce gradually becomes a blur, and the way the consumer thinks and behaves across all channels determine the way the merchant runs its business. We intend to focus on engaging the customer through personalized content and develop capabilities across marketing, innovation, and logistics to adapt to ever-evolving customer needs.

Improving the Business Mix by Attracting Appropriate New Tenants

Although the DVPD will not face a vacancy problem, it is important to be pro-active about the future and consider possible businesses that would assist in achieving our vision for DVPD. We intend to strengthen our Victory Plaza’s business mix by attracting more cafes with provision for breakfast and lunch, more local food shops specializing in traditional Dalian Cuisine and juice bars, more variety in take-away food shops including chain stores, fitness center and karaoke lounge. We intend to establish a pro-active process to attract these types of new businesses into our Victory Plaza to remain attractive to local residents and tourists. In some circumstance, we will directly approach the desired new types of businesses (e.g., good businesses in other shopping centers particularly those looking to expand; new businesses looking to establish in Dalian) present them with our business plan, and encourage them to look at DVPD and be ready to take up any vacant premise or be part of any new development.

Aim to attract local consumers and tourists.

We target to attract, after the Renovation, stylish youth, white-collar workers, office staffs in surrounding office buildings, enterprise workers, students and freelance workers, as well as tourists, resident residents and Dalian citizens. The resident population of Dalian is nearly 7 million, the young and middle-aged dominated migrant population is over 1 million; the project has abundant customer resource. As a tourist city, Dalian received a total of 77.38 million tourists in 2016, an increase of 11.74% over the same period of last year. The total tourism revenue reached to 113.5 billion yuan, up by 12.5%. During the peak tourist season of each year (from June to October), the domestic and overseas customers all come to this place for shopping, dining and relaxation. (source link: http://www.sohu.com/a/124353280_114731)

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Our Project: Renovation of Victory Plaza

In order to adjust to a New Retail and adapt to today’s consumer demographics, we decided to renovate and upgrade Victory Plaza to become a large-sized multifunctional shopping center, which will differ significantly from a traditional retail shopping center.

We expect that the essential services provided by tenants at Victory Plaza include:

●	Health & Wellness Services,

●	Specialty Retail,

●	Entertainment, Beauty & Other Services,

●	Dining, and

●	Internet Cafe

The Victory Plaza tenants may also focus on:

●	Clothing

●	Fitness

●	Education

●	Movie and Theater

●	Medical and pharmacies

●	Other consumer staples or frequently purchased goods and services.

After the renovation, our targeted tenants will engage in the local community and tend to have customers and clients that drive to the retail center and have an in-person individualized shopping experience that is less likely to be replaced by e-commerce alternatives.

We believe the consumers will continue to focus not only on what they want, but the durable and staple consumer goods that they need to purchase on a recurring basis. Traditional shopping centers typically have a few anchor tenants and rely on foot traffic which has experienced a decline as consumer behavior shifts to more e-commerce alternatives. This shift in consumer behavior and the financial distress of certain retailers that anchor traditional larger shopping malls and the loss of same store sales by some of these retailers have resulted in decreased financial performance and future prospects by many traditional shopping centers. We expect that Victory Plaza, after renovation, will not be anchored by such large or traditional retailers and will have tenants that we expect will be more resilient to e-commerce alternatives by providing essential services.

The estimated cost of renovation is approximately $95.1 million including approximately $83.9 million for repurchasing the rented units and $11.2 million for renovation. The current schedule of the renovation is as follows:

Period	Renovation Focus	Cost of renovation (RMB)	Cost of repurchase (RMB)	Total cost (RMB)
January –June, 2018	Renovating the “Self-service Vending Experience Area” and “Beauty Care Life Hall”	3.8 million	12.9 million	16.7 million

July –December, 2018	Reconstructing “Culture and Creation Streets”, renovating and upgrading certain areas as “Victory Market”, “Famous Local Food Streets”, “Zhenhua Korean City” and “Shoes Bazaar”, decorating public area, landscaping and signboards, etc.	16.1 million	184.5 million	200.6 million

January –June, 2019	Reconstructing “Theme Restaurant”, “Metropolis Brand”, decorating certain areas and public areas and flipping small shops into big stores.	14.1 million	36.8 million	50.9 million

July-December, 2019	Reconstructing “Children Place”, “Culture & Tourism Street”, “Gentleman’s Hall”, “Sports Hall”, “KTV Bar”, “Crossover Apparel Store”, combining local stores and decorating the passages and signboards, etc.	16.5 million	126.7 million	143.2 million

January –June, 2020	Reconstructing “Culture & Technology Square” and decorating public passages of cross street of each floor.	7.4 million	40.8 million	48.2 million

July-December, 2020	Reconstructing “open square urban park”, phase II of “Culture and Creation Streets” and passages of cross street of each floor, etc.	19.9 million	180.7 million	200.6 million

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In addition to the repurchase of scaled shops, the aggregate amount of estimated costs to purchase back individual shops scattered in Victory Plaza is RMB582.3 million (approximately US$83.9 million).

We plan to fund the Renovation through outside financing. If such financing is not available on terms acceptable to us, the project will be delayed until appropriate financing is available. As a result, the timelines for the Renovation described above are subject to adjustment pending the status of outside financing.

As of the date hereof, we have completed the rendering design, the renovation plan and evaluation of the costs for renovating certain area into “food garden” and “beer garden” and obtained loans from the bank for this part of renovation.

Our Rent Income and Management:

Our Victory Plaza currently has about 3,000 tenants. After renovation, it is expected to have much more tenants with most of them being anchor tenants. Estimated current rent income is $4.2 million per year. After renovation, our estimated rent income will triple to $12.6 million per year.

The operation and management services we currently provide to our tenants and shop owners include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. After the Renovation, we intend to expand our service to provide agency for franchises, training and consultation for shop operation, shop design, agency for shop lease and sale, marking design and broadcast of merchandise, expedited and guaranteed repairs, small amount credit loan to tenants and owners and other one-to-one concierge-like services.

Competition

We face intense competition in the Dalian retail industry. Our primary competition comes from ecommerce. China’s retail industry including Dalian is undergoing a major shift as a result of rapidly changing consumer behavior, adoption of technology, the emergence of local competitors and the surge of ecommerce. Retail ecommerce sales in China will reach $1.26 billion in 2017, an increase of 36.1% from 2016. Although retail growth is expected to continue in the healthy double digits over the next three years, it is primarily driven by ecommerce. By 2020, retail ecommerce is expected to make up more than 37% of total retail sales in China. In Dalian, we also compete fiercely with local multifunctional shopping centers who offer similar services such as Olympia 66 Plaza, New Mart Shopping Plaza, Galleria Shopping Plaza, and Dalian Friendship Victory Plaza.

(source link: https://retail.emarketer.com/article/China-glut-of-shopping-malls/59318504ebd4000b2ceae033)

Particularly in the Qingniwa District, we compete with Century City Victory Plaza, Pavilion Victory Plaza, New Mart Shopping Plaza, which all aspire to be multifunctional shopping centers and to a certain degree offer similar services to ours. However, we believe we compete favorably with them because of our diverse tenant base, millennial -focused marketing strategy, and experience-oriented shopping services.

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Our Competitive Strength:

Experienced Victory Plaza Management Team.

We have a professional team with significant experience in commercial real estate management, particularly in shopping center management. Members of the Company’s team have had work experience with well-known shopping center management companies in different cities.

Preferred Shopping Destination

Strategically located in Dalian’s most important financial district “Qingniwa”, also known as Dalian’s premier shopping, dining, and entertainment destination, our Victory Plaza had no problem of attracting a large volume of consumers in the past. It has easy access to public transportation and is within walking distance to Dalian’s central train station. Qingniwa is also a popular destination for both domestic and international tourists, which bestow the Victory Plaza the potential to become a tourist landmark.

No Shortage of Tenants

We expect to attract more tenants after renovation. For years we have maintained a strong relationship with our existing tenants and continue to attract new tenants that are nationally recognized corporations or professional services providers alike.

Corporate History

DVBM, incorporated in September 2000, is a joint venture under the laws of the PRC. It has a registered capital of $3.2 million. It is currently held by DVPD (5%) and Sino Pride (95%).

DVPD, incorporated in March 1993, is a joint venture under the laws of the PRC. It is currently held by Dalian Victory Development Co., Ltd (“DVDC”), a stated owned enterprise in China (20%) and Sino Pride (80%). Its registered capital is $34 million. DVDC does not have any relationship with us except that it jointly owns the equity interest in DVPD with Sino Pride.

Sino Pride was incorporated in May 1989 under the laws of Hong Kong. Iven International Group Limited, a company registered in Hong Kong (Iven) acquired all assets and liabilities of Sino Pride in November 2016 and transfer such assets and liabilities of Sino Pride on September 4, 2017 via a “Deed of Assignment” to VCI. Both Iven and VCI are under the common control of our controlling shareholder. As a result, Sino Pride became a wholly owned subsidiary of VCI.

VCM was formed as a Nevada corporation on July 5, 2017 and on July 13, 2017, it acquired all issued and outstanding shares of VCI.

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Organization & Subsidiaries

The following diagram illustrates our corporate structure as of the date of this prospectus:

Historical Issue

Prior to our acquisition of Sino Pride in November 2016, the former management sold approximately 14% properties with purchase back option, pursuant to which such purchasers could request us to buy back their units at the agreed-upon price-approximately 20% (average) higher than the original sale prices. In addition, we have leased back some units and rent to third parties. As of December 31, 2016, there were approximately 750 store units, 18,828 square meters (202,663 square feet) had purchase-back option. Total purchase back liability amounted to $68.6 million and total lease back liability amounted to $8.8 million. As many purchasers have exercised the purchase back and we do not have enough cash to satisfy a huge demand of exercise of the options as well as we failed to pay rent for certain lease-back units; many purchasers have brought litigations against us complaining the breach of the contract due to our failure to fulfill our obligations under the buyback options or leaseback terms.

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As of December 31, 2016, to the Company’s knowledge, there were total of 237 litigation cases claimed against the Company. Those claims were brought by owners of certain properties either because the Company failed to pay the rent for those leased back properties or because the Company failed to purchase back such properties upon the exercise of the purchase-back option by certain owners. As of December 31, 2016, we had a total purchase back payable of $17,703,671 (RMB 122,916,585) and rent payable of $1,601,001 (RMB 11,115,747), respectively.

As of November 30, 2017, to our knowledge, there were total of 453 litigations against the Company in Dalian City, China. Litigant claimed that the Company did not buy back the property as indicated at the sales contract or the Company did not pay promised lease and leaseback rent on time. These claims amounted to $22,295,450 (RMB 147,350,632).

Claims of Lawsuits As of November 30, 2017	Store Unit	Square Meter	Contract Amount in RMB	Claimed Amount in RMB
Leases payment related issues	203	4,133	90,520,293	14,170,796
Property purchase-back related issues	215	4,656	95,960,132	125,851,669
Other issues	35	939	18,694,264	7,328,167
Total in RMB	453	9,728	205,174,689	147,350,632
November 30, 2017 exchange rate 6.609
Total in US $	453	9,728	$31,044,740	$22,295,450

As of November 30, 2017, the Company settled the following cases.

Resolved cases as of November 30, 2017	Resolved Cases	Resolved in 2017
Leases payment related issues	94	61
Property purchase-back related issues	49	5
Other issues	5	3
Total resolved cases	148	69

As of November 30, 2017, as an result of certain pending litigations and enforcement of certain judgments, certain units owned by DVPD have been frozen by the courts from transfer or disposition and the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash, for the purpose of executing the judgments or pending litigations. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may been imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties.

We are actively and progressively negotiating with those litigants by offering them discounted rental or purchase price, and installments of payment. However, it will depend on our available cash and other business operation consideration. We cannot assure you that we can successfully settle all the complaints or we will have enough cash to settle with all the purchasers.

Government Regulation

In addition to U.S. securities laws, banking laws and laws applicable to all companies, such as The Foreign Corrupt Practices Act, as a China-based entity, we are subject to various Chinese regulations. This section sets forth a summary of the most significant China regulations or requirements that may affect our business activities operated in China or our shareholders’ right to receive dividends and other distributions of profits from the PRC subsidiary.

Regulations Regarding Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. The restricted and prohibited categories combined are also called the negative list for foreign investment entry and will be subject to special administrative measures. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

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Regulations Regarding Sino-foreign Cooperative Joint Ventures

Sino-foreign cooperative joint ventures are mainly governed by the Sino-foreign Cooperative Joint Ventures Law of the PRC promulgated by the PRC National People’s Congress on 13 April 1988 and amended on 31 October 2000, September 3, 2016, November 7, 2016 and November 4, 2017 and the Implementation Rules of the Sino-foreign Cooperative Joint Ventures Law of the PRC promulgated by the Ministry of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, on 4 September 1995 and amended on February 19, 2014 and March 1, 2017.

The establishment of a Sino-foreign cooperative joint venture

The establishment of a Sino-foreign cooperative joint venture requires the approval of the Ministry of Commerce or such departments and local governments as authorized by the State Council with certain requisite documents to be submitted for approvals before October 1, 2016. On September 3, 2016, National People’s Congress Standing Committee adopted a decision on amending the relevant laws in relation to foreign invested companies, which took effect on October 1, 2016. Upon the effectiveness of the decision, the establishment of the foreign invested enterprise (including the Sino-foreign cooperative joint venture) and its subsequent changes are required to file with relevant commerce authorities instead of obtaining approvals from relevant commerce authorities, except for the foreign invested enterprises which are subject to special administrative measures regarding foreign investment entry in the PRC.

Prior to filing with relevant commerce authorities or within 30 days upon filing with relevant commerce authorities, the applicant is required to apply to the State Administration for Industry & Commerce or its local branches for the issue of a business license. A Sino-foreign cooperative joint venture is formally established on the date its business license is issued.

Profits and losses of Sino-foreign cooperative joint ventures may be distributed to and shared by the joint venture partners in such manner as those partners may agree to. A Sino-foreign cooperative joint venture should set aside a portion of its profits after tax as certain reserve funds,

Management

The highest authority of a Sino-foreign cooperative joint venture is vested in its board of directors or joint management committee, which shall decide on all important matters of the joint venture. The powers and functions of the board of directors or joint management committee are generally governed by the provisions of the joint venture contract and the articles of association of the joint venture. Meetings of the board of directors or joint management committee are required to be held at least once every year. A number of specified important matters are to be decided upon unanimously by the directors present or the committee members present at a meeting, such as amending articles of association, change in registered capital, dissolution, mortgage of assets of the joint venture, merger, division or change in organization structure, and other matters required to be decided unanimously as agreed by the joint venture partners. The board of directors or joint management committee should appoint a general manager in charge of the daily operation and management of the joint venture.

Termination

A Sino-foreign cooperative joint venture may be dissolved in the following situations:

(1)	where its term of joint venture has expired;

(2)	where the joint venture suffers heavy losses or suffers from serious damages incurred by force majeure, and is unable to continue operations;

(3)	where one or many of the joint venture partners fail(s) to fulfil the obligations prescribed by the joint venture contract or articles of association, and the joint venture is unable to continue its operation;

(4)	where other reasons for dissolution prescribed by the joint venture contract and articles of association occur; or

(5)	where the joint venture was shut down by the relevant authorities due to its violation of laws or regulations.

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In any of the circumstances described in (2) and (4) above, the board of directors or joint management committee shall submit an application for dissolution to the relevant commerce authorities for approval or filing, depending on whether the Sino-foreign cooperative joint venture is subject to special administrative measures regarding foreign investment entry in the PRC. In the circumstances described in (3) above, the party that has performed its obligations as stipulated in the joint venture contract shall make such application, and the party or parties that failed to fulfill the obligations stipulated in the joint venture contract or articles of association shall be liable for the losses thus caused.

Before the expiration of the joint venture term, the board of directors or joint management committee of a cooperative joint venture may decide to dissolve the joint venture upon unanimous approval by the directors present or the committee members present at the meeting held to approve this and the assets and properties of the cooperative joint venture shall be distributed between the joint venture partners according to the stipulations of the joint venture contract.

Regulations Regarding the Land and Property System of the PRC

The Land system

All land in the PRC is either state-owned or collectively-owned, depending on the location of the land. All land in the urban areas in a city or town is state-owned, and all land in the rural areas of a city or town and all rural land are, unless otherwise specified by law, collectively-owned. The State has the right to resume land in accordance with law if required for the benefit of the public. Although all land in the PRC is owned by the State or by collectives, private individuals, enterprises and other organizations are permitted to hold and develop land for which they are granted land use rights.

Under the Provisional Regulations of the PRC Concerning the Grant and Assignment of the Right to Use State-owned Land in Urban Areas (the “Urban Land Regulations”) promulgated in May 1990, local governments at or above county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights upon payment of a grant premium. Under the Urban Land Regulations, there are different maximum periods of grant for different uses of land. They are generally as follows:

Use of land	Maximum period
(in years)
Commercial, tourism, entertainment	40

Residential	70

Industrial	50

Others	50

Under the Urban Land Regulations, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. A land use right terminates upon the expiration of the term of the grant specified in the land grant contract and the resumption of that right. Upon expiry, the land use rights and ownership of the related buildings erected thereon and other attachments shall be resumed by the State without compensation. The land user will take steps to surrender the land use rights certificate and cancel the registration of the certificate in accordance with relevant regulations. A land user may apply for renewal of the land use rights and, if the application is granted, the land user is required to enter into a new land grant contract, pay a premium and effect appropriate registration for the renewed right.

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The State may not resume possession of lawfully granted land use rights prior to expiration of the term of grant. If public interest requires the resumption of possession by the State under special circumstances during the term of grant, compensation must be paid by the State. A land user may lawfully assign, mortgage or lease its land use rights to a third party for the remainder of the term of grant.

Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land use rights and payment of a premium. If the term of the grant is not renewed, the land use rights and ownership of any buildings thereon will revert to the State without compensation.

The National People’s Congress adopted the PRC Property Rights Law in March 2007, which became effective on 1 October 2007. According to the Property Rights Law, when the term of the right to use construction land for residential (but not other) property purposes expires, it will be renewed automatically.

Real Estate Registration

On November 24, 2014, the State Council promulgated the Interim Regulations on Real Estate

Registration, effective from March 1, 2015, which provides for the following, among others:

i) the competent department of land and resources under the State Council shall be responsible for guiding and supervising the real estate registration of the State. The local government at or above the county level shall designate a department as the real estate registration authority within its administrative region which shall be subject to the guidance and supervision by the competent real estate registration authority at the higher level;

ii) the real estate authority shall establish a uniform real estate registration book to record the items including, without limitation, the natural condition and ownership conditions of the real estate, and restriction of rights;

iii) the competent department of land and resources under the State Council shall, in coordination with other related departments, establish a uniform management platform for real estate registration information. The information registered by the real estate registration authorities at all levels shall be incorporated into the uniform management platform to ensure the real-time sharing of registration information at the national, provincial, municipal and county levels; and

iv) any right holder or interested party may inquire about or copy the real estate registration materials and the registration authority shall not refuse to provide such information. Units and individuals inquiring about the real estate registration information shall not use such registration information for any other purposes and no such information may be disclosed to the public or others without the consent of the right holder.

The “Implementing Rules of the Interim Regulations on Real Estate Registration”, effective from January 1, 2016, authorizes the real estate registration authority to perform a site inspection following an acceptance of the application for real estate registration and sets out regulations regarding real estate registration information management.

Mortgage

Under the Urban Real Estate Law promulgated in July, 1994, as amended in August 2007, the Guarantee Law of the PRC promulgated in June 1995 and implemented in October 1995, the Measures for Administration of Mortgages of Urban Real Estate promulgated in May 1997, as amended in August 2001, when a mortgage is created on the ownership of a building legally obtained, a mortgage shall be simultaneously created on the land use right of the land on which the property is situated. The mortgager and the mortgagee shall sign a mortgage contract. After a real estate mortgage contract has been signed, the parties to the mortgage shall register the mortgage with the real estate administration authority at the location where the property is situated. If a mortgage is created on the property in respect of which a property ownership certificate has been obtained legally, the registration authority shall make an entry under the “third party rights” item on the original property ownership certificate and then issue a certificate of third-party rights on the property to the mortgagee. If a mortgage is created on the commodity property put up for pre-sale or on works in progress, the registration authority shall record the details on the mortgage contract.

The validity of a mortgage depends on the validity of the mortgage contract, possession of the real estate certificate and/or land use right certificate of the mortgagor and registration of the mortgage with authorities. If the loan in respect of which the mortgage was given is not duly repaid, the mortgagee may sell the property to settle the outstanding amount and return the balance of the proceeds from the sale or auction of the mortgaged property to the mortgagor. If the proceeds from the sale of such property are not sufficient to cover the outstanding amount, the mortgagee may bring proceedings before a competent court or arbitration tribunal (where there is an agreement to recover the amount still outstanding through arbitration) in the PRC.

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Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law, the lease contract shall be in writing if its term is over six months, and the term of any lease contract shall not exceed twenty years. The lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid. When the lessor is to sell the premises under a lease contract, it shall give the lessee a reasonable advance notice before the sale, and the lessee has the priority to buy such premises on equal conditions.

Pursuant to the PRC Property Law, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Transfer of Real Estate

According to the Urban Real Estate Law and the “Provisions on Administration of Transfer of Urban Real Estate” promulgated by the Ministry of Construction, the predecessor of the Ministry of Housing and Urban-rural Development, in August 1995, as amended in August 2001, a property owner may sell, bequeath or otherwise legally transfer the property to another person or legal entity. When a property is transferred, the ownership of the property and the land use rights attached to property are transferred. The parties to a transfer shall enter into a real estate transfer contract in writing and register the transfer with the real estate administration authority having jurisdiction over the location of the property within 90 days of the execution of the transfer contract.

Property Management

According to the Regulation on Property Management enacted by the State Council on 8 June 2003 and enforced on 1 September 2003, as amended on 26 August 2007 and on 6 February 2016, the state implements a qualification scheme system in monitoring the property management enterprises and enterprises engaging in property management shall obtain relevant qualifications from competent authorities. According to the Measures for Administration of Qualifications of Property Service Enterprises enacted by the Ministry of Housing and Urban-Rural Development on 17 March 2004, as amended on 30 October 2007, a property service enterprise shall be classified as either class one, class two or class three. The relevant construction authorities will issue the qualification certificates for property service enterprises according to relevant criteria, including but not limited to, the numbers of relevant technical personnel, the property service experience and the service administration systems of the property service enterprise.

Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that from January 1, 2008, a uniform income tax rate of 25% is applied equally to domestic enterprises as well as foreign investment enterprises.

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The EIT Law and its implementation rules provide that a withholding tax at the rate of 10% is applicable to dividends and other distributions payable by a PRC resident enterprise to investors who are “non-resident enterprises” (that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant dividend or other distribution is not effectively connected with the establishment or place of business). However, pursuant to the Arrangement between the Mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income effective on December 8, 2006, the withholding tax rate for dividends paid by a PRC resident enterprise is 5% if the Hong Kong enterprise owns at least 25% of the capital of the PRC enterprise; otherwise, the dividend withholding tax rate is 10%. According to the Notice of the PRC State Administration of Taxation on Issues relating to the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009 and effective on the same day, the corporate recipient of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. However, if a company is deemed to be a pass-through entity rather than a qualified owner of benefits, it cannot enjoy the favorable tax treatments provided in the tax arrangement. In addition, if transactions or arrangements are deemed by the relevant tax authorities to be entered into mainly for the purpose of enjoying favorable tax treatments under the tax arrangement, such favorable tax treatments may be subject to adjustment by the relevant tax authorities in the future.

Business Tax and Value-added Tax

Pursuant to the Temporary Regulations on Business Tax, which were promulgated by the State Council on December 13, 1993 and effective on January 1, 1994, as amended on November 10, 2008 and effective January 1, 2009, any entity or individual conducting business in a service industry is generally required to pay business tax at the rate of 5% on the revenues generated from providing such services.

In March 2016, the Ministry of Finance and SAT jointly issued the Pilot Program of Replacing Business Tax with Value-Added Tax (“VAT”) in an All-round Manner, or Circular 36, effective from May 2016, according to which PRC tax authorities have started imposing VAT on revenues from various service sectors, including real estate, construction, financial services and insurance, as well as other lifestyle service sectors, replacing the business tax replacing the business tax that co-existed with VAT for over 20 years. The VAT rates applicable to us may be generally higher than the business tax rate we were subject to prior to the implementation of Circular 36. For example, the VAT rate for sale and leasing of self-developed real estate will be increased from 5% (business rate) to 11%. However, VAT rate for leasing of real estate which was owned by general taxpayer before April 30, 2016, will be reduced to 5%.The PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that from January 1, 2008, a uniform income tax rate of 25% is applied equally to domestic enterprises as well as foreign investment enterprises.

Regulations Regarding Foreign Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Regulation Regarding Foreign Exchange Registration of Offshore Investment by PRC

Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China.

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Circular 37 and other SAFE rules require PRC residents, including both legal and natural persons, to register with the local banks before making capital contribution to any company outside of China (an “offshore SPV”) with onshore or offshore assets and equity interests legally owned by PRC residents. In addition, any PRC individual resident who is the shareholder of an offshore SPV is required to update its registration with the local banks with respect to that offshore SPV in connection with change of basic information of the offshore SPV such as its company name, business term, the shareholding by individual PRC resident, merger, division and with respect to the individual PRC resident in case of any increase or decrease of capital in the offshore SPV, transfer of shares or swap of shares by the individual PRC resident. Failure to comply with the required SAFE registration and updating requirements described above may result in restrictions being imposed on the foreign exchange activities of the PRC subsidiaries of such offshore SPV, including increasing the registered capital of, payment of dividends and other distributions to, and receiving capital injections from the offshore SPV. Failure to comply with Circular 37 may also subject the relevant PRC residents or the PRC subsidiaries of such offshore SPV to penalties under PRC foreign exchange administration regulations for evasion of applicable foreign exchange restrictions.

Regulation Regarding Labor and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law and Administration Measures on Housing Fund, employers like our PRC subsidiaries in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds.

Employees

As of the date of this prospectus, we have a total of 331 employees, including our executive officers.

Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.

Description of Property

Our corporate headquarters is located at 3rd Floor, 369 Lexington Ave, New York, NY 10017, for which we currently pay a rent of $6,200 per month for our lease.

The following chart illustrates the rental properties we currently owned or managed in Dalian, Liaoning Province, China.

Name of the Property	Location	Purpose of Use	Area (square feet)		Termination Date
Victory Plaza	Dalian, Liaoning Province, PRC	Commercial	463,645	(1)	2043

(1)	including 260,982 square feet of rental space owned by us and 202,663 square feet of rental space we sold with a purchase-back option.

The following chart illustrates the properties we currently lease in Dalian, Liaoning Province, PRC and New York, United States. We do not have ownership over such properties.

Name of the Property	Location	Purpose of Use	Area (square feet)	Term
Victory Plaza	Dalian, Liaoning Province, PRC	Commercial	N/A	Short term
Office	New York, New York, U.S.	Office	850	Short term

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Intellectual Property

Trademark

We are currently holding the following trademarks in China and we anticipate that we will be able to renew the trademarks when to be expired.

No.	Brand Name	Registration No.	Holder	Class	Goods/Services Covered	Expiry Date
1.		No. 5480714	Dalian Victory Plaza Development Co., Ltd.	Category 36	Real estate lease; real estate management; real estate agency; insurance; financial services; brokerage; escrow industry; pawn; sales of commercial housing services; office (real estate) lease (terminate)	11/ 2009 to 11/ 2019
2.		No. 5258876	Dalian Victory Plaza Development Co., Ltd.	Category 43	Cafeteria; buffet; dining hall; restaurant; restaurant; buffet; fast food restaurant; bar; mobile diet supply; teahouse	09/2009 to 09/2019
3.		No. 5480700	Dalian Victory Plaza Development Co., Ltd.	Category 43	Rental of counters, rental of chairs, tables, tablecloths and glassware; fast food restaurant; bar; teahouse; cafeteria; animal foster care; nursing home; restaurant; mobile homes for rent	11/ 2009 to 11/ 2019
4.		No. 5480699	Dalian Victory Plaza Development Co., Ltd.	Category 36	Real estate lease; real estate management; real estate agency; insurance; financial services; brokerage; escrow industry; pawn; sales of commercial housing services; office (real estate) lease	11/ 2009 to 11/ 2019
5.		No. 6550808	DVPD	Category 43	Rental of counters, rental of chairs, tables, tablecloths and glassware; animal foster care; mobile homes for rent	09/2010 to 09/2020
6.		No. 5258820	DVPD	Category 43	Cafeteria; buffet; dining hall; restaurant; buffet; fast food restaurant; bar; mobile diet supply; teahouse	09/2009 to 09/2019

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No.	Brand Name	Registration No.	Holder	Class	Goods/Services Covered	Expiry Date
7.		No. 5480702	DVPD	Category 43	Rental of counters, rental of chairs, tables, tablecloths and glassware; animal foster care; mobile homes for rent	05/2010 to 05/2020
8.		No. 6550809	DVPD	Category 36	Brokerage; guarantee; pawn; sales of commercial housing; real estate lease; real estate management; real estate agency	09/2010 to 09/2020
9.		No. 5480701	DVPD	Category 36	Real estate lease; real estate management; real estate agency; insurance; brokerage; escrow; sales of commercial housing services; office (real estate) lease	05/2010 to 05/2020
10.		No. 1374788	DVPD	Category 36	Real estate lease; real estate agency; real estate management	03/2010 to 03/2020
11.		No. 5080568	DVPD	Category 38	TV broadcast; cable television	10/2009 to 10/2019

Domain Names

Currently, our domain www.victory.cn is held by DVBM and will be expired on March 17, 2018. We will renew accordingly. In China, the registration of domains can be extended by annual renewal or periodic renewal by paying the annual or periodic registration fee. If renewal registration fee is not paid timely, the domain will become available to the public. We have timely paid annual registration fee for our domain.

Research and Development

We currently do not have our own research and development team.

Legal Proceedings

As of November 30, 2017, to our knowledge, there were total of 453 litigations against the Company in Dalian City, China. Litigant claimed that the Company did not purchase back the property as indicated at the sales contract or the Company did not pay promised leaseback rent on time. These claims amounted to $22,295,450 (RMB 147,350,632). Please refer to Historical Issue on page 35 for more details.

The Company has intended to purchase back these properties at a discounted price (compared to the stated price at the contract). The Company has also intended to settle the balance due relating to leaseback payable with the owner of properties. The Company has formed a task group and been negotiated with the litigants and other owners of the properties actively.

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We may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

There is presently no public market for our shares of Common Stock. We intend to apply to have our shares quoted on the OTC Bulletin Board, or OTCBB, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCBB. We cannot assure you that our securities will continue to be quoted on OTCBB after this offering. We also intend to apply to have out shares listed on OTCQB market. However, we cannot guarantee that our shares will be approved for listing on OTCQB.

Trading in stocks quoted on the OTC Bulletin Board and OTCQB is often thin and is characterized by wide fluctuations in trading prices due to many factors that may be unrelated to a company’s operations or business prospects. We cannot assure you that there will be a market in the future for our Common Stock.

OTC Bulletin Board securities are not listed or traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board issuers are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

As of December 29, 2017, no shares of our Common Stock have been traded.

Number of Holders

As of December 29, 2017, the 20,700,000 issued and outstanding shares of Common Stock were held by a total of one shareholder of record.

Our registered transfer agent for our Common Stock is Vstock Transfer Inc.

Dividends

No cash dividends were paid on our shares of Common Stock during the fiscal years ended December 31. We have not paid any cash dividends since our inception and do not foresee declaring any cash dividends on our Common Stock in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business.

However, it is possible that our management may decide to declare a stock dividend in the future. Our future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, our capital requirements, general business conditions and other factors.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

On November 13, 2017, we issued 20,700,000 founder shares to Alex Brown pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

Equity Compensation Plans

We do not have in effect any compensation plans under which our equity securities are authorized for issuance and we do not have any outstanding stock options.

Purchase of our Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our shares of Common Stock or other securities during our fourth quarter of our year ended December 31, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial conditions for the years ended December 31, 2016 and 2015 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. See “Cautionary Note Regarding Forward-looking Statements” on page 23.

Overview

Victory Commercial Management Inc. (hereinafter referred to as the “Company”, “VCM”) was incorporated July 5, 2017 under the laws of Nevada. On July 13, 2017, VCM formed a wholly-owned subsidiary, Victory Commercial Investment Ltd. (“VCI”) under the laws of British Virgin Islands. Iven International Group Limited, a company registered in Hong Kong (“Iven”) acquired 100% ownership interest of Sino Pride Development Limited (“Sino Pride”), a Hong Kong company incorporated on May 26, 1989 and then transfer such ownership to VCI on September 4, 2017. VCI and Iven are under common control of our controlling shareholder.

Dalian Victory Plaza Development Co. Ltd. (“DVPD”) was incorporated on March 29, 1993 as a joint venture under the laws of the People’s Republic of China (“PRC” or “China”). 80% of equity interest of DVPD is owned by Sino Pride and 20% is owned by Dalian Victory Development Limited (“DVDC”), a stated owned enterprise in China. Dalian Victory Business Management Co. Ltd. (“DVBM”) was incorporated on September 12, 2000 as a joint venture under the laws of PRC. 95% of equity interest of DVBM is owned by Sino Pride and 5% is owned by DVDC. VCM controls both DVPD and DVBM via ownership structures.

The Companies primarily engage in the business of commercial real estate rental and management in PRC currently. DVPD and DVBM manage Dalian Victory Plaza Shopping Center (“Victory Plaza”), a multi-functional underground shopping center, located at Dalian City, Liaoning Province of China. Victory Plaza has approximately 137,500 square meters (1,480,038 square feet) rental space. DVPD was the developer of Victory Plaza and currently owns approximately 31% of rental space. 31% ownership consist of 17%, 24,246 square meters (260,982 square feet), of Victory Plaza ownership with property’s legal title and 14%, 18,828 square meters (202,663 square feet), of Victory Plaza were sold to various unrelated individuals and entities with an option term of purchase-back by the Company. From the US GAAP point of view, these 14% of rental properties should keep in the Company’s book. DVPD rent these space to various retailers and also provide service to help the owner of each property to rent out property by leaseback method. DVBM focuses on the management of common area providing day-to-day management operations of the Shopping Center.

Our primary objective is to maximize total financial returns which includes both operating cash flows and capital appreciation to our stockholders. We seek growth in cash flow, earnings, and property appreciation through the following:

●	Renovating and establishing a modern multi-functional shopping center

●	Providing essential services, including health & wellness services, specialty retail cater, entertainment, beauty services, dining, and Internet cafes, etc.

●	Attracting and retaining high quality tenants

●	Utilizing economies of scale to reduce operating expenses

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Factors That May Influence our Future Results

We generate our revenues primarily from rental and management fee income from tenants under existing leases at Victory Plaza. The management fee income includes the utilities charge mainly for property management, maintenance and repair, and security, is recognized over the terms of the lease. The amount of rental income and management fee income we receive is primarily dependent on our ability to maintain or increase rental rate and occupancy rate of our property. Factors that could affect our rental income include (i) changes in economic situation; (ii) local competition from other shopping space similar to our shopping mall; (iii) the attractiveness of renal space after our shopping mall renovation; (iv) the financial stability of our tenants; (v) trend of market rental rates, and (vi) the development of local transportation.

Economic Conditions and Outlook

For a detailed discussion of economic conditions and the outlook regarding our industry, please see he section titled “Industry Overview” in this prospectus.

Results of Operations

The following discussion is based on the Company’s consolidated statements of operation for the year ended December 31, 2016 and 2015.

Comparison of Results of Operations for the Year Ended December 31, 2016 and 2015

Revenues

Our revenues, which consist of property rentals, property management fees and other income, were $9,482,875 during the year ended December 31, 2016, compared to $13,378,699 in the year ended December 31, 2015, a decrease of $3,895,824. Below are the details of revenues.

	Year Ended December 31,
	2016	2015	$ Changes
Revenues
Rental income	$3,906,902	$6,617,311	$(2,710,409)
Management fee income	4,804,392	5,949,073	(1,144,681)
Other income	771,581	812,315	(40,734)
Total Revenues	$9,482,875	$13,378,699	$(3,895,824)

Rental income was $3.9 million in 2016, a decrease of $2.7 million, or 41%, compared to rental income of $6.6 million in 2015. The decrease in rental income was primarily due to the negative impact of booming E-commerce online stores from 2012 to 2016 in China. Entrepreneurs and property investors have less interest in retail store business in recent years. The direct impact to us was store vacancy increased. Our rented stores space in square meters was approximately 14,400 square meters (155,000 square feet) in the month of December 2016, a decrease of 4,470 square meters (48,115 square feet), or 24%, compared to rented space of 18,870 square meters (203,115 square feet) in the month of December 2015. Decreased occupancy rate driven down the unit rental price consequently. Average rental price per square meter was $247 (RMB1,717) in the month of December 2016, a decrease of $70 (RMB482), or 22%, compared to average rental price per square meter of $317 (RMB2,199) in the month of December 2015.

Management fee income for the year ended December 31, 2016 was $4.8 million, a decrease of $1.1 million, or 19%, compared to management fee income of $5.9 million in the corresponding period in 2015. The decrease in management fee was primarily due to the decreased occupancy rate in Victory Plaza.

Other income for the year ended December 31, 2016 was $0.77 million, a decrease of $0.04 million, compared to the other income of $0.81 million during the fiscal 2015. The decrease in other income was primarily due to decreased income from garage. We sold the garage to a third party in 2016.

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Operating Expenses

	Years Ended December 31,
Operating Expenses	2016	2015	$ Change
Selling expenses	$4,641,352	$5,774,668	$(1,133,316)
Depreciation and amortization	3,727,285	6,015,186	(2,287,901)
Leases expenses	5,070,460	3,992,607	1,077,853
Payroll and payroll related expenses	1,174,506	1,134,643	39,863
Business taxes	782,409	1,088,516	(306,107)
Operating lease expense	9,342	89,255	(79,913)
Other general and administrative expenses	595,414	856,631	(261,217)
Total Operating Expenses	$16,000,768	$18,951,506	$(2,950,738)

Selling expenses was $4.6 million for the year ended December 31, 2016, a decrease of $1.1 million, or 20%, compared to $5.8 million in 2015. The decrease in selling expenses in 2016 was primarily due to the depression of retail store market. We reduced our marketing expenses and hired fewer sales persons.

Depreciation and amortization expenses was $3.7 million for the year ended December 31, 2016, a decrease of $2.3 million, or 38%, compared to depreciation and amortization expenses of $6.0 million in 2015. The decrease in depreciation and amortization expenses was primarily due to expiration of leases term and reduction in derecognition of right-of-use (“ROU”) assets. Amortization of rental property with financing agreement reduced by $1.4 million. Amortization for other ROU assets decreased by $0.8 million.

Lease expenses consist of leaseback payments, related penalties for late payment and buy-back cost. Lease expenses was $5.1 million for the year ended December 31, 2016, an increase of $1.1 million, or 27%, compared to lease expenses of $4.0 million in 2015. The increase in lease expenses was primarily due to $1.4 million increase in buy-back and settlement cost.

Business taxes consists of value added tax (“VAT”), taxes related to rental, property tax, land use rights tax and other taxes and fees. Business taxes was $0.8 million for the year ended December 31, 2016, a decrease of $0.3 million, or 28%, as compared to business taxes of $1.1 million in 2015. The decrease in business taxes resulted from decrease in rental revenue with which the business taxes associated.

The operating lease expenses was $9,342 for the year ended December 31, 2016, a decrease $79,913, or 90%, compared to the operating lease expenses of $89,255 in 2015. The decrease in operating lease expense was primarily due to the expiration of leases in 2016 and lack of new leasing activities.

Other general and administrative expenses was $0.6 million for the year ended December 31, 2016, a decrease of $0.3 million, or 30%, compared to other general and administrative expenses of $0.9 million in 2015. The decrease in other general and administrative expenses was primarily due to (i) $0.2 million of consulting fee occurred in 2015 and (ii) decreased business travel and related expenses.

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Other Income (Expenses)

	Years Ended December 31,
	2016	2015	$ Change
Other income (expenses)
Interest income	$4,556	$108,425	$(103,869)	-96%
Interest - loans	(3,986,940)	(5,084022)	1,097,082	-22%
Interest - ROU and other capitalized liabilities	(1,438,434)	(2,128,329)	689,895	-32%
Interest - related parties	(551,713)	(563,712)	11,999	-2%
Loss from foreign currency transactions	(1,310,539)	(861,712)	(449,167)	52%
Gain on disposal of fixed assets	664,353	115,761	548,592	474%
Gain on expired leases liabilities	2,024,090	2,114,984	(90,894)	-4%
Loss on disposal of rental properties	(47,538)	(25,508)	(22,030)	86%
Other income	3,856	77,180	(73,324)	-95%
Total other expenses, net	$(4,638,309)	$(6,246,593)	$1,608,284	-26%

Interest income was $4,556 for the year ended December 31, 2016, a decrease of $103,869, or 96%, compared to interest income of $108,425 in 2015. The decrease was primarily due to lower cash balance during 2016.

Interest – loans was $4.0 million for the year ended December 31, 2016, a decrease of $1.1 million, or 22%, compared to $5.1 million in 2015. The decrease was primarily due to the $3.4 million repayment of bank loan in late 2015 and the $4.5 million bank loan repayment during 2016.

Interest – ROU and other capitalized liabilities was $1.4 million for the year ended December 31, 2016, a decrease of $0.7 million, or 32%, compared to $2.1 million in 2015. The decrease in interest – ROU and other capitalized liabilities in 2016 was primarily due to the expiration of leases in 2016 and lack of new leasing activities.

Interest – related parties was $551,713 for the year ended December 31, 2016, a decrease of $11,999, or 2%, compared to $563,712 in 2015. Additionally, loss from foreign currency transactions was $1.3 million for the year ended December 31, 2016, an increase of $0.4 million, or 52%, compared to $0.9 million in 2015.

The unpaid loan balance to Sino Pride, a related party, was $14 million. This loan and related interest payable is denominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on Company’s book. By the end of the year, the loan balance and interest payable in US dollar will be translated to RMB recorded on Company’s book. The gain or loss will be recognized in the statements of operations. $1.3 million currency exchange loss in the year ended December 31, 2016 was primarily due to the change of US$/RMB rate. As of December 31, 2016, one US dollar translated to RMB 6.943, while at December 31, 2015, one US dollar translated to RMB 6.492. Exchange loss means that Company need more RMB to repay the loan and interest payable denominated in US dollar due to the change of exchange rate.

Gain on disposal of fixed assets was $0.7 million for the year ended December 31, 2016, an increase of $0.6 million, or 474%, compared to $0.1 million in 2015.

The Company has disposed certain assets in order to implement our strategy of long term development. In 2016, we disposed the garage of Victory Plaza and some other old building machinery and equipment and realized total gain of $0.7 million. The sales price for the garage was $10.1 million (RMB 70,000,000). We received $9.8 million (RMB 68,000,000) cash less sales expenses in 2016 and remaining $0.3 million was in the receivable. In connection with the sale of garage, we derecognized net assets of $9.4 million (RMB 65,175,523). In 2015, we disposed certain old autos, machinery and equipment and realized gain of $0.1 million. The Company received approximately $0.2 million cash from the disposal of fixed assets in 2015.

Gain on expired lease liabilities was $2.0 million for the year ended December 31, 2016, a decrease of $0.1 million, or 4%, compared to $2.1 million in 2015.

Loss on disposal of rental properties was $47,538 for the year ended December 31, 2016, an increase of $22,030, or 86%, compared to $25,508 in 2015.

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Gain on expired leases liability resulted from the expiration of leases, especially from financing agreement payable. The Company will derecognize the liability at the earlier of (1) when the Company repurchased the properties, (2) when the owner of the property and the Company reached a settlement to give up the purchase-back option, and (3) the expiration of the purchase-back option if not exercised.

As a result of above-mentioned discussion, the Company’s net loss was $11.1 million for the year ended by December 31, 2016, decreased $0.7 million, compared to net loss of $11.8 million in 2015.

Liquidity and Capital Resources

The Cash flow generated from our operations are not sufficient to meet our daily operations including the interest payment to bank loans. The current cash balance it is not sufficient to support our renovation plan and repayment of bank loans. The Company will need to seek capital resources from current shareholder, management or employees or outside sources. To meet our further develop needs, the management believes that our available cash will not be sufficient to fund our expansion requirements and therefore, we will have to finance through the sale of our equity securities or borrow from bank loans when available.

The Company had cash and cash equivalents of $32,762 and $206,351 as of December 31, 2016 and 2015, respectively. Most of the Company’s funds are kept in financial institutions in China, which do not provide insurance for deposits. Moreover, the Company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances. Accordingly, such funds may not be readily available to satisfy obligations which have been incurred outside the PRC.

On July 20, 2014, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 390M Loan”) for a principal amount of $56,171,684 (RMB 390,000,000) long-term borrowing from Harbin Bank. The 390M Loan was used for “repayment of other bank loans, repayment of the former shareholder loans and renovations”. The 390M Loan bore interest at 7.86% per annum. Pursuant to the 390M Loan agreement, the interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rate at December 31, 2016 and 2015 were 6.01% and 6.81% per annum, respectively. The Loan requires monthly payments of interest only are due until July 19, 2017. Thereafter, the 390M Loan requires monthly payments of principal and interest through the maturity date of July 19, 2024. The 390M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon Bank’s declaration of an event of default under the Loan agreement, Bank may demand payment in full of all outstanding principal and accrued interest. The Loan agreement also includes a dividend blocker.

The borrowings are secured substantially by the 18,650 square meters (200,747 square feet) of rental properties owned by DVPD, pledged by 80% equity interest of DVPD held by Sino Pride, and guaranteed jointly by Sino Pride, DVPD and DVBM. When DVPD fails to fulfill the obligations of the relevant provisions of the Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan.

On August 17, 2017, Harbin Bank informed the DVPD that Harbin Bank agreed following: (i) to extend the maturity date of the RMB 390M Loan from July 19, 2024 to July 18, 2027; (ii) to extend initial monthly repayment date from August 20, 2017 to July 20, 2020, during the extended period, the Company has to repay the principal of $72,015 (RMB 500,000) per quarter at the minimum plus monthly interest payment; (iii) add Alex Brown, the controlling shareholder, as a joint and several liability guarantor.

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On March 24, 2015, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 50M Loan”) for a principal of $7,201,498 (RMB 50,000,000) long-term borrowing from Harbin Bank. The RMB 50M Loan was used for “renovations”. The 50M Loan bore interest at 7.08% per annum. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% adjusted on October 24, 2015.The average interest rate at December 31, 2016 and 2015 were 5.93% and 6.13%, respectively. The maturity date of the 50M Loan was July 19, 2024. The 50M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon Bank’s declaration of an event of default under the Loan agreement, Bank may demand payment in full of all outstanding principal and accrued interest. The loan agreement also includes a dividend blocker. The borrowings are secured substantially by the 2,053 square meters (approximately 22,098 square feet) of rental property owned by DVPD and guaranteed by Sino Pride, DVPD and DVBM. The Company is required to make the principal and interest payments through the maturity date of the RMB 50M Loan. The 50M Loan balance was $5,851,217 (RMB 40,625,000 translated at December 31, 2016 exchange rate) and $7,082,893 (RMB45,982,143 translated at December 31, 2015 exchange rate) at December 31, 2016 and 2015, respectively.

On September 29, 2017, DVPD entered into a liquidity loan agreement (the “RMB 9M Loan”) with Dalian Economic Development Zone Branch of the Bank ( the “Branch”), a PRC bank, pursuant to which DVPD borrowed $1.3 (RMB9 million) from the Branch. The RMB 9M Loan bears the interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from September 30, 2017 to September 24, 2018. Upon the maturity, the entire principal amount is required to be paid. DVPD can elect to repay the RMB 9M Loan before the maturity date upon 30 days prior notice to the Branch. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Bank at least 15 days prior to the Maturity Date.

The loan agreement of the RMB 9M Loan includes customary events of default, including Dalian Victory’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon the Branch’s declaration of an event of default under the Loan agreement, the Branch may demand repayment in full with accrued interest. The RMB 9M Loan also includes a dividend blocker.

On May 18, 2017, the Company provided 5 units of rental properties, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $72,015 (RMB500,000) 12 months bank loan.

On May 18, 2017, the Company provided 7 units of rental properties, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $72,015 (RMB500,000 RMB) 12 months bank loan.

On May 18, 2017, the Company provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $72,015 (RMB500,000) 12 months bank loan.

Sino Pride is a major cash source to the operation of DVPD and DVBM. In the period from 1996 to 2008, DVPD received total loan of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, repayment amount was $4,068,630. Loan payable to Sino Pride bears interest at 8% per annum. As of December 31, 2016, remaining principal payable was $13,903,748 and interest payable was $6,347,671.

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears interest at 8% per annum. Remaining part of principal bears interest at benchmark bank rate of China.

Loan payable due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,227,013 and $63,481,482, respectively at December 31, 2016 and 2015. The balance due to shareholder bears no interest and is payable on demand.

Cash Flows

Cash and cash equivalents were $32,762 and $206,351, as of December 31, 2016 and 2015, respectively. Cash and cash equivalents decreased by $173,589 and $1,494,432 in year 2016 and 2015, respectively. The following table sets the changes in cash flow.

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	Years Ended December 31
	2016	2015	$ Change
Net Cash Used in Operating Activities	(7,819,172)	(1,062,725)	(6,756,447)
Net Cash Provided by (Used in) Investing Activities	9,676,567	(96,869)	9,773,436
Net Cash Used in Financing Activities	(2,005,958)	(120,316)	(1,885,642)
Foreign Exchange effects	(25,026)	(214,522)	189,496
Net Change in cash	(173,589)	(1,494,432)	1,320,843

Operating Activities

Cash flows from operating activities primarily consist of cash inflows from tenant rental and management fee income payments, and tenant property expense reimbursements and cash outflows for property operating costs, selling expenses, business taxes, and general and administrative expenses.

In 2016, net cash used in operating activities was $7,819,172, as compared to $(1,062,725) in 2015. The net cash used in operating activities was primarily from $11,156,202 in loss and $2,024,090 in non-cash gain on expired lease liabilities, offset by $3,727,285 in non-cash depreciation and amortization expenses and change in working capital and others of $1,633,835. The lower depreciation and amortization expenses in 2016 were mainly the result of signification disposition of fixed assets in 2016.

In 2015, net cash used in operating activities was primarily from $11,819,400 in loss and $2,114,984 in non-cash gain on expired lease liabilities, offset by $6,015,186 in non-cash depreciation and amortization expenses and change in working capital and others of $6,856,473.

Investing Activities

Cash flows from investing activities are impacted by the nature, timing and extent of investments and improvement in our shopping center, including capital expenditures associated with leasing and renovation efforts, and our acquisition and disposition plans. Capital used in or provided from these activities can vary significantly from period to period based on the volume and timing of these activities.

In 2016, net cash provided by investing activities was $9,676,567 due to disposition of fixed assets which primarily related to garage units and land use rights at Dalian Victory Shopping Plaza.

In 2015, net cash used in investing activities was $96,869 which was primarily from $267,426 in capital expenditure in fixed assets and improvements, offset by $170,557 in sales of fixed assets which primarily related to certain obsoleted autos and office equipment.

Financing Activities

Cash flows from financing activities is impacted by the nature, timing and extent of issuances of debt securities, as well as principal and other payments associated with our outstanding indebtedness.

In 2016, net cash used in financing activities was $2,005,958, as compared to cash provided of $120,316 in 2015. The net cash used in financing activities was due to the repayment of bank loan of $4,504,652, offset by $2,716,353 short term loan from bank. Repayment to former shareholder was $217,659 in 2016.

In 2015, net cash provided by financing activities was from $8,784,097 in proceeds from bank loans, offset by $259,270 in bank loan issuance cost, $3,393,105 in repayment of bank loans, and $817,611 in repayment to HK shareholder. We repaid bank loan of $3,393,105 and employee loans of $4,434,427 in 2015. Repayment to former shareholder was $817,611 in 2015.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include legal risk. For a discussion of other factors which may adversely affect our liquidity and capital resources, please see the section titled “Risk Factors” in this prospectus.

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Contractual Obligations

The following tables sets forth information on our material contractually obligated payments for the periods as of December 31, 2016:

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Long-Term Loans (1)	$915,618	$1,059,648	$1,059,648	$1,059,648	$1,059,648	$56,868,691	$62,022,901
Financing Obligation (2)	26,177,872	5,965,715	2,372,887	758,011	-	562,893	35,837,378
Finance Leases (3)	956,221	215,475	109,703	40,766	36,052	45,065	1,403,282
Operating Lease (4)	46,149	49,527	-	-	-	-	95,676

(1)	See note 9 on our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	The financial obligation results from some sale and buyback transactions at Victory Plaza. See note 5 and 10 on our consolidated financial statements for further information.
(3)	These finance leases result from some sale and leaseback transactions at Victory Plaza. See note 8 and 12 on our consolidated financial statements for further information.
(4)	See note 17 on our consolidated financial statements for the background and expiration date of this operating lease.

Our Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could ultimately differ from those estimates.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant estimates, required by management, include bad debt allowance, recoverability of long-lived assets, the useful life of rental properties and equipment and intangible assets, assumptions used in assessing impairment of long term assets and valuation of deferred tax assets. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s operating subsidiaries is Renminbi (“RMB”), the currency of the PRC and Hong Kong Dollar (“HK$”), the currency of Hong Kong (“HK”). The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830-30 “Translation of Financial Statements”. The financial information is first prepared in RMB or HK$ and then is translated into U.S. dollars at year-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive loss in stockholders’ equity.

Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the Company’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change. The Company has an inter-company loan denominated in US dollar. The repayment of loan is required when the Company is profitable. The loan proceeds, repayment and accrued interest were tracked in US dollar. Company use bank spot exchange rate to record proceeds and repayments in RMB on Company’s book. By the end of the reporting period, the Company will adjust loan and interest payable balance from US dollar to RMB by using period ending exchange rate. Any gain or loss from foreign currency exchange will be recognized in the consolidated statements of operations. There were $1,310,539 and $861,372 foreign currency exchange loss recognized during the years ended December 31, 2016 and 2015, respectively.

Foreign exchange rates published by Federal Reserve (H.10) were used as year end exchange rate in the consolidated financial statements. Yearly average exchange rates used in consolidated financial statements were from “Yearly Average Exchange Rates for Converting Foreign Currencies into U.S. Dollars” published by Internal Revenue Service.

USD Exchange Rate	2016	2015	2014

Year end RMB	6.9430	6.4920	6.2046
Annual average RMB	6.9100	6.4890	6.3940

Year end HK$	7.7534	7.7500	7.7531
Annual average HK$	8.0730	8.0620	8.0650

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All foreign exchange transactions must take place through authorized institutions of China. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Rental Properties

Rental Property Sales

As of June 30, 2017, approximately 69% of total Victory Plaza (in square meters) were sold and owned by various unrelated individuals and entities. Majority of these properties were sold during the period of 1993 to 2012. At the date of sale: the Company had a present right to the payment of the sales price; buyer obtained legal title to the property; buyer also assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will). These sales were considered final sales. The allocated carrying cost and land use right cost were derecognized and gain or loss were recognized when the sale was completed.

Rental Property with Financing Agreement

As of June 30, 2017, approximately 13% of total Victory Plaza (in square meters) were sold to various unrelated individuals and entities with an option term of purchase-back by the Company. Majority of these properties were sold in the period of from 1998 to 2012. The maturity date of purchase back ranged from 2014 to 2018. The Company have no legal title to these properties. Pursuant to ASC 360-40-38, if the property seller has an obligation to repurchase the property, or the terms of the transaction allow the buyer to compel the seller or give an option to the seller to repurchase the property, the transaction shall be accounted for as financing, leasing, or profit-sharing arrangement rather than as a sale. In accordance with ASC 842-40-25-3, an option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset. The Company’s accounting policy is to treat this type of sales as a financing agreement. The cost of property sold was kept under the caption of “rental property with financing agreement” in the assets section of financial statements and continuously depreciated the properties with estimated life. The Company recorded sales proceeds as “property financing agreements payable” at the liability section of the financial statements and accrue the interest payable each year. The interest rate is determined by: the price spread of each unit’s sale price and re-purchase price, and the time span from the date of sale to the maturity date (last date to execute the option). At the date of maturity, the amount of sales proceeds received plus interest accrued will be equal to the agreed purchase price. The Company will derecognize the liability when the Company and owner of the property reached the consent to give up the option of purchase-back. See Note 9, Property Financing Agreement Payable for further information.

Leaseback

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset’s remaining economic life. The seller-lessee transfers legal ownership of the assets to the buyer-lessor in exchange for consideration. A transaction is accounted for as a sale of an underlying asset and a leaseback of that underlying asset only if the initial transaction qualifies as a sale in accordance with ASC 606, Revenue from Contracts with Customers, when the buyer-lessor is a customer or ASC 610-20, Other Income -Gains and Losses from the Derecognition of Nonfinancial Assets when the buyer-lessor is not a customer. To qualify as a sale of an asset under the revenue standard, the seller-lessee needs to ensure the customer obtains control of the asset. When a sale and leaseback transaction does not qualify for sale accounting, the transaction must be accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor, as discussed in ASC 842-40-25-5.

As part of business operations, the Company may leaseback properties from the owners of the properties and sublease these properties to un-related third parties with a new lease terms. Sales and leaseback were two separated business transactions. Leaseback was at owners’ will and was not a condition of sales. Leaseback could happen immediately after the sale of property or at any time after the sales if the owner of the property interested in this service.

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If the transfer of the underlying asset meets the definition of a sale, the leaseback does not result in a lease that would be classified as a sales-type lease or finance lease, and the contract does not contain a purchase option the leaseback should be accounted for as a sale and leaseback transaction under ASC 842. (i) recognized the transaction price for the sale at the point in time the buyer-lessor obtains control of the assets; (ii) adjust the transaction price for any off-market terms and recognize the entire gain/loss on the sale of the assets; (iii) derecognize the carrying amount of the underlying assets; and (iv) account for the lease in accordance with ASC 842. If the present value of the lease payments exceeded 90% of the fair market value of the property unit and be classified as operating lease if the present value of the lease payments did not exceed 90% of the fair market value of the property unit.

ROU Assets and Liabilities

We have elected early adoption of Topic 842, the recent accounting updates related to leases. ASC 842 requires us to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Identified leases would be recognized as a right-of-use asset, or ROU asset and a corresponding liability to be reflected on the balance sheet. At the lease commencement date, the measurement of the cost of the right-of-use asset shall consist of (i) The amount of the initial measurement of the lease liability, (ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, (iii) Any initial direct costs incurred by the leases. The lease liability equals to the present value of the remaining lease payments, discounted using the rate implicit in the lease. We classify a lease based on whether a lease is effectively a financed purchase or an arrangement to obtain usage rights to an asset for a specified period. If one or more of the classification criteria in ASC 842-10-25-2 are met, the lease is classified as a finance lease by us. If none of the criteria are met, the lease should be classified as an operating lease.

Rental Property

Rental properties are carried at cost less accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of rental properties are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets. Improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases, if any. When rental properties are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Rental Income and Management Fee Income

Substantially all the Company’s incomes are generated from rental income and management fee income. The Company recognizes the rental income on the straight-line basis over the term of the lease. The cumulative difference between rental income recognized in the Company’s consolidated statements of operations and contractual payment terms is recorded as deferred rental revenue and presented on the accompanying consolidated balance sheets.

The Company commences recognizing revenue based on an evaluation of a numbers of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date.

The management fee income, including the utilities charge mainly for property management, maintenance and repair, and security, is recognized quarterly over the terms of the lease

Cash and Cash Equivalent

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks within the PRC and Hong Kong. The Company considers all short-term highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company maintains bank accounts in the PRC and HK. Cash balances in bank accounts in PRC and Hong Kong are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represented the required cash deposits by the bank as a part of collateral to bank loans lend to our customers who bought our rental space. In 2015, total of $3,304,019 collaterals was released by the Bank.

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Tenant receivables and allowance for doubtful accounts

Tenant receivables mainly consist of receivable from tenants recorded at original invoice amount, less an estimated allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information.

The Company makes judgments as to the collectability of tenant receivables based on historical trends and future expectations. Management estimates an allowance for doubtful accounts and adjust gross tenant receivables downward to their estimated specific tenant risks and the Company’s tenant receivables aging schedule. Management considers accounts past due on a tenant-by-tenant basis. Based on its review, management has determined that the allowance for doubtful account at December 31, 2016 and 2015, respectively were $44,296 and $7,896.

Property, Machinery and Equipment

Property, Machinery and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property, machinery and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Impairment of Long-Lived Assets

Long-lived assets, primarily rental properties and machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its estimated undiscounted future cash flows over the anticipated holding period and measures the impairment loss based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values or third party independent appraisals, as considered necessary. There were no impairment losses recognized as of December 31, 2016 and 2015, respectively.

Debt Issuance Costs

Costs related to bank loans payable consists of fees and direct costs incurred in obtaining such financings. These costs are presented as a reduction of our bank loans payable and are amortized on a straight-line basis over the terms of the related loan payable which approximates the effective interest rate method. Such amortization is included in interest expense in the accompanying consolidated statements of operation amounting $67,702 and $65,851 for the year ended December 31, 2016 and 2015, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive common share equivalents. Since the Company is in a net loss position, all common stock equivalents would be considered to be anti-dilutive and are, therefore, not included in the determination of diluted earnings per share. According, basic and diluted loss per share are the same. There were no common stock equivalents as of December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
Numerator for earnings per share:
Net loss attributable to the Company's common shareholder	$(8,817,314)	$(9,413,775)
Denominator for basic and diluted earnings per share:
Basic weighted average common shares *	20,700,000	20,700,000
Diluted weighted average common shares	20,700,000	20,700,000
Per share amount
Per share - basic and diluted	$(0.43)	$(0.45)

*Prior to the self-underwritten public offering, the Company issued 20,700,000 founder shares to its controlling shareholder. All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of non-controlling interest holder, DVDC.

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

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Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of ASC 825-10-65, “Financial Instruments – Transition and Open Effective Date Information”. Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimate presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivables and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be ultimately realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10 “Accounting for Uncertainty in Income Taxes” (“ASC 740-10”). This interpretation requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. Management evaluates their tax positions on an annual basis, and has determined that as of December 31, 2016 and 2015, no additional accrual for income taxes other than the foreign, federal and state provisions and related interest and estimated penalty accruals are considered necessary.

Fair Value Measurements

The company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosure” (ASC 820) in measuring fair value and in disclosing fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. ASC 820-10-35, Fair Value Measurements and Disclosures – Subsequent Measurement (ASC 820-10-35), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to -transfer a liability in an orderly transaction between market participant. Fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level inputs are inputs other than quoted prices included within level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in market that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is release publicly; (c) Inputs other than quoted prices that are observable for the asset or liability and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstance, which might include internally generated data and assumptions being used to price the asset or liability.

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When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Nevertheless, certain assets are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

Advertising

Advertising is expensed as incurred and is including in other general and administrative expenses. Advertising expenses totaled $1,635 and $4,053 for the years ended December 31, 2016 and 2015, respectively.

Recent Accounting Pronouncements

A summary of recent accounting pronouncements and their potential impact on our consolidated financial statements, if any, are included in Note 3, Summary of Significant Accounting Policies, to our consolidated financial statements on Form S-1.

Inflation

Inflation has been historically low and has had a minimal impact on the operating performance of our shopping center; however, inflation may increase in the future. Substantially, most of our long-term leases contain provisions designed to mitigate the adverse impact of inflation, including requirements for tenants to pay their share of operating expenses, including common area utilities expenses, maintenance and repair, and security, thereby reducing our exposure to increases in property costs resulting from inflation. We do not believe inflation has had a material impact on our historical financing position or results of operations.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of December 31, 2016.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risk primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expansion of our operations. Our interest rate income and expenses are most sensitive to fluctuations in PRC and HK interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates or variable rates with the lowest margins available.

The table below presents annual principal amounts due and related interest rates by year of maturity for our outstanding debt obligation as of December 31, 2016.

	2017	2018	2019	2020	2021	2021 and thereafter	Total
Loan at variable rate	$915,618	$1,059,648	$1,059,648	$1,059,648	$1,059,648	$56,868,691	$62,022,901
Average interest rate	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%	7.77%

With regard to variable rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding or forecasted debt obligations. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our properties or unsecured debt obligations. To the extent we do, we are exposed to market and credit risk. Market risk is the adverse effect on the value of the financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value derivative contract is positive, the counterparty owes us, which creates credit risk to us. We will minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

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CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTSON ACCOUNTING AND FINANCIALDISCLOSURE

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such officers also confirmed that there was no change in our internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our president (our principal executive officer, principal financial officer and principal accounting officer), as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of our president (our principal executive officer, principal financial officer and principal accounting officer) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. The evaluation of our disclosure controls and procedures included a review of the disclosure controls’ and procedures’ objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, if any, including process improvements, were being undertaken. Our management concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected in a timely manner. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Therefore, any current evaluation of controls cannot and should not be projected to future periods.

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Management assessed our internal control over financial reporting as of the year ended December 31,2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “2013 Internal Control-Integrated Framework.”

Based on management’s assessment using the COSO criteria, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2016, due to the existence of the following material weaknesses:

●

As of December 31, 2016, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the U.S. and financial reporting requirements of the Securities and Exchange Commission;

●

As of December 31, 2016, there were insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

●	As of December 31, 2016, there was a lack of segregation of duties.

●	As of December 31, 2016, there was no independent audit committee.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the financial statements included in its reports fairly present in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented.  We continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. Once our cash flows from operations improve to a level where we are able to hire additional personnel in financial reporting, we plan to improve our internal controls and procedures by hiring an experienced controller and building an internal accounting team with sufficient in-house expertise in US GAAP reporting. However, due to the limited cash flow we are currently having, we cannot assure you when we will be able to implement those remediation methods.

Because we are a smaller reporting company, this prospectus does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation we conducted of the effectiveness of our internal control over financial reporting as of December 31, 2016, that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers and key employees are listed below. The number of directors is determined by our Board of Directors. All directors hold office until the next annual meeting of the Board or until their successors have been duly elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Directors and Executive Officers

Name	Age	Position
Alex Brown	44	President, Treasurer and Chairman of the Board Chief Executive Officer
Xiaolong Zhou	66	Chief Financial Officer
Jiang Wang	36	Director
Guiqing Liu	72	Director

Mr. Brown (a.k.a. "You Chang"), President, CEO, Treasurer and Chairman. Alex Brown is the founder of Victory Commercial International Ltd, Skyview Holdings LLC, Victory Commercial Management Inc., and Victory Commercial Investment Ltd. and he acquired ownership of Sino Pride through his indirect holding of Victory Commercial Investment Ltd. in November 2016. Mr. Brown was the accountant and then chief marketing officer at Dalian Limeishun Coating & Resin Co., Ltd. from September 1995 to September 2005. In October 2005, Mr. Brown founded Dalian Yiwen International Trade Co., Ltd. in the business of international trading. Mr. Brown has been a director of Sino Pride since December 2016 after he acquired Sino Pride. Mr. Brown graduated from Dongbei University of Finance and Economics in December 1995 with a College Degree majoring in Accounting.

Xiaolong Zhou, CFO. From February 2010 to March 2014, he was the CFO of China Industrial Streel, Inc., an U.S. reporting company. From September 2008 to March 2013, he was the CFO of Asia Carbon Industries, Inc., a U.S. reporting company. From April 2007 to September 2011, he was the CFO of China Agri-Business, Inc., a U.S. reporting company. Mr. Xiaolong Zhou worked at Liss Okun Glodstein Okun and Tancer CPA’s P.C. at Great Neck, New York from October 1998 to May 2007. Mr. Zhou graduated from Fudan University with a Bachelor of Arts degree majoring in Economics in July 1983. He graduated from CUNY City College with a Master of Arts degree majoring in Economics in May 1993 and from CUNY Baruch College with a Master of Business Administration in Accountancy in May 1996.

Guiqing Liu, Director. Mrs. Guiqing Liu has been administration manager for purchase department at DVPD since September 2007. Before joining the Company, she worked as a manager at logistics department of Jingzhou Railway Bureau from May 1986 to June 1993. Mrs. Liu graduated from Liaoning Xiongxue Agriculture College with a College Degree majoring in Agriculture.

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Jiang Wang, Director. Mr. Wang has been manager of Human Resources department at DVPD since March 2011. Before joining the Company, he worked at Fuxin Chemical Equipment Limited responsible for Human Resources from July 2006 to February 2011. Mr. Wang graduated from Fuxin College with a College Degree majoring in Management.

Term of Office

Our directors are appointed to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

Except as described below, to the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Related Party Transactions

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

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The Company had been financing its operations from its shareholders: Sino Pride Development Limited (“Sino Pride”), a Hong Kong Company, 80% shareholder of DVPD and 95% shareholder of DVBM; and Dalian Victory Development Limited, (“DVDC”), a stated owned enterprise in China, 20% shareholder of Dalian Square.

Loan Payable to DVDC

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears interest at 8% per annum. Remaining part of principal bears interest at benchmark bank rate of China.

Loan payable to DVDC was initiated in US dollar and related interest calculation was based on the principal in US dollar per loan agreement. However, the loan agreement did not specify which currency will be used when the loan is being repaid. Considering that DVDC is a Chinese entity and located in China, loan principal and interest repayment must be in RMB, therefore, RMB is the currency to record the principal and interest payable in the Company’s book. Any gain or loss resulted from translation of financial statements will be recorded at “accumulated comprehensive income” section. RMB 109,356,000 Loan payable to DVDC was translated from $13,200,000 US dollar at the historical rate.

Loan payable to DVDC consists of following at December 31, 2016 and 2015.

	2016	2015
Loan principal	$13,200,000	$13,200,000
Advance payments for infrastructure construction	(5,329,108)	(5,699,322)
Other payable to DVDC	201,642	215,650
Net loan payable to DVDC	8,072,534	7,716,328
Foreign exchange effect	2,550,540	3,644,732
Net loan payable to DVDC	$10,623,074	$11,361,060

Accrued interest expense was $551,713 and $563,712 for the years ended December 31, 2016 and 2015, respectively. Total accrued interest payable amounted $10,006,239 and $10,118, 840 at December 31, 2016 and 2015, respectively.

Loan Payable to Sino Pride

Sino Pride is a major cash source to the operation of DVPD and DVBM. In the period from 1996 to 2008, DVPD received total loan of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, repayment amount was $4,068,630. Loan payable to Sino Pride bears interest at 8% per annum. Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the Company’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change as gain (loss) from foreign currency transactions.

Loan payable to Sino Pride is denominated in US dollar. The loan is a fund for working capital and is not designed as an investment. The repayment is required as long as the Company is profitable or is available to make repayment. The transactions of loan proceeds and repayment were dominated in US dollar. The Company use bank sport exchange rate to record proceeds and repayments in RMB on Company’s book. By the end of the year, the US$ loan balance and interest payable will be translated to RMB recorded on Company’s book.

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Loan, repayment and accrued interest to Sino Pride as of December 31, 2015 and 2016 are as following.

Loan payable to Sino Pride	US$
Loan balance at December 31, 2014	$14,880,458
Repayments in 2015	(976,710)
Foreign exchange loss recognized - 2015	—
Loan balance at December 31, 2015	13,903,748
Repayments in 2016	—
Foreign exchange loss recognized - 2016	—
Loan balance at December 31, 2016	$13,903,748

Interest Payable to Sino Pride
Interest payable at 12/31/2014	$4,497,549
Accrued interest in 2015	1,181,444
Repayment (including fees and tax paid) in 2015	(162,311)
Exchange loss recorded-2015	—
Interest payable - 12/31/2015	5,516,682
Accrued interest in 2016	1,130,838
Repayment (including fees and tax paid) in 2016	(299,849)
Exchange loss recorded-2016
Interest payable - 12/31/2016	$6,347,671

Since loan payable to Sino Pride was an elimination item in our consolidated financial statements, the balance of loan payable to Sino Pride was eliminated in consolidated financial statements.

Loan Payable to Shareholder/Due to Shareholder

Due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,227,013 and $63,481,482, respectively at December 31, 2016 and 2015. The balance due to shareholder bears no interest and is payable on demand.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each stockholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Board Leadership Structure and Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

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Our Board oversees, among other things, the company’s policies, guidelines and related practices regarding risk assessment and risk management, including the risk of fraud. As part of this endeavor, the Board reviews and assesses the Company’s major financial, legal, regulatory, environmental and similar risk exposures and the steps that management has taken to monitor and control such exposures. The Board also reviews and assesses the quality and integrity of the Company’s public reporting, the company’s compliance with legal and regulatory requirements, the performance and independence of the Company’s independent auditors, the performance of the Company’s internal audit department, the effectiveness of the Company’s disclosure controls and procedures, and the adequacy and effectiveness of the company’s risk management policies and related practices.

Committees of the Board of Directors

All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the state of Nevada and the bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our Company currently does not have nominating, compensation committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our directors.

Our Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The directors believe that, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. Our directors assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our president, at the address appearing on the first page of this Registration Statement.

We believe that the member of our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Common Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, officers, directors and principal shareholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE OFFICERS AND DIRECTORS COMPENSATION

The particulars of the compensation paid to the following persons:

(a)	principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the years 2016 and 2015; and

(c)	up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the years ended December 31, 2016 and 2015, who we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year:

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Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alex Brown, President, CEO	2016	-	-	-	-	-	-	-	-
and Chairman(1)	2015	-	-	-	-	-	-	-	-
Xiaolong Zhou,	2016	-	-	-	-	-	-	-	-
CFO(2)	2015	-	-	-	-	-	-	-	-
Jiang Wang,	2016	-	-	-	-	-	-	-	-
Director(3)	2015	-	-	-	-	-	-	-	-
Guiqing Liu,	2016	-	-	-	-	-	-	-	-
Director(4)	2015	-	-	-	-	-	-	-	-

(1) Mr. Alex Brown was appointed as the CEO and Chairman of the Company on November 10, 2017.

(2) Mr. Xiaolong Zhou was appointed as the CFO of the Company on December 12, 2017.

(3) Mr. Jiang Wang was appointed as the director of the Company on November 10, 2017.

(4) Mrs. Guiqing Liu was appointed as the director of the Company on November 10, 2017.

Stock Option Plan

Currently, we do not have a stock option plan in favor of any director, officer, consultant or employee of our company.

Stock Options/SAR Grants

During our fiscal years ended December 31, 2016 and 2015 there were no options granted to our named officers or directors.

Outstanding Equity Awards at Fiscal Year End

No equity awards were outstanding as of the years ended December 31, 2016 and 2015.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our Common Stock as awarded by our board of directors.

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We have determined that none of our directors are independent directors, as that term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years, is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of Common Stock beneficially owned as of December 29, 2017, for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding shares of Common Stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at the address of: 3rd Floor, 369 Lexington Ave, New York, NY 10017.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock (1)
Alex Brown (2)	20,700,000	100%
Skyview Holdings LLC (2)	20,700,000	100%
All directors and executive officers as a group (4 people)	20,700,000	100%
5% Shareholders:
Victory Commercial International Ltd.	20,700,000	100%

(1)	Based on 20,700,000 shares of Common Stock outstanding as of December 29, 2017.

(2)	Alex Brown indirectly owns and controls 20,700,000 shares of Common Stock through his 100% ownership of Victory Commercial International Ltd., a British Virgin Islands company which is the sold member of Skyview Holdings LLC, a Wyoming limited liability company, who is the record holder of 20,700,000 shares of Common Stock.

Changes in Control

Iven International Group Limited, a company registered in Hong Kong, acquired the 100% ownership interest of Sino Pride in November 2016 and in September 2017, Iven transferred such ownership interest to VCI. Both Iven and VCI are under common control of our controlling shareholder.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The following includes a summary of certain transactions in the years ended December 31, 2016 and 2015, of which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described in Item 11 of this Report). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Loans from a Related Party

The Company had been financing its operations from Sino Pride, DVDC, the holder of 20% equity interest of DVPD and its shareholder.

Loan Payable to DVDC

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable to DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears an interest at 8% per annum. Interest rate for remaining part of principal is to use bank loan rate published by Bank of China.

Loan payable to DVDC was initiated in US dollar and related interest calculation was based on the principal in US dollar per loan agreement. However, the loan agreement did not specify which currency will be used when the loan is being repaid. Considering that DVDC is a Chinese entity and located in China, loan principal and interest repayment must be in RMB, therefore, RMB is the currency to record the principal and interest payable in the Company’s book. Any gain or loss resulted from translation of financial statements will be recorded at “accumulated comprehensive income (loss)” section. RMB 109,356,000 loan payable to DVDC was translated from $13,200,000 US dollar at the historical rate.

Loan payable to DVDC consists of following at December 31, 2016 and 2015.

	2016	2015
Loan principal	$13,200,000	$13,200,000
Advance payments for infrastructure construction	(5,329,108)	(5,699,322)
Other payable to DVDC	201,642	215,650
Net loan payable to DVDC	8,072,534	7,716,328
Foreign exchange effect	2,550,540	3,644,732
Net loan payable to DVDC	$10,623,074	$11,361,060

Accrued interest expense was $551,713 and $563,712 for the years ended December 31, 2016 and 2015, respectively. Total accrued interest amounted $10,006,239 and $10,118, 840 at December 31, 2016 and 2015, respectively.

Loan Payable to Sino Pride

Sino Pride is a major cash source to fund the operations of DVPD and DVBM. In the period from 1996 to 2008, DVPD received total loan of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, repayment amount was $4,068,630. Loan payable to Sino Pride bears interest at 8% per annum. Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the entity’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change.

67

Loan payable to Sino Pride is denominated in US dollar. The loan is a fund for working capital and is not designed as an investment. The repayment is required as long as the Company is profitable or is available to make repayment. The transactions of loan proceeds and repayment were dominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the year, the US$ loan balance and interest payable will be translated to RMB recorded on DVPD and DVBM’s books.

Loan, repayment and accrued interest to Sino Pride as of December 31, 2015 and 2016 are as following.

Loan payable to Sino Pride
Loan balance at December 31, 2014	$14,880,458
Repayments in 2015	(976,710)
Loan balance at December 31, 2015	13,903,748
Repayments in 2016	-
Loan balance at December 31, 2016	$13,903,748

Interest Payable to Sino Pride
Interest payable at 12/31/2014	$4,497,549
Accrued interest in 2015	1,181,444
Repayment (including fees and tax paid) in 2015	(162,311)
Interest payable - 12/31/2015	5,516,682
Accrued interest in 2016	1,130,838
Repayment (including fees and tax paid) in 2016	(299,849)
Interest payable - 12/31/2016	$6,347,671

The above inter-company loan payable of $13,903,748 and $13,903,748, and accrued interest of $6,347,671 and $5,516,682 at the year ended December 31, 2016 and 2015, respectively, have been eliminated in accompanying consolidated financial statements. The interest expense of $1,130,838 and $1,181,444 for the year ended December 31, 2016 and 2015, respectively, have been eliminated in our consolidated financial statements.

Loan Payable to Shareholder/Due to Shareholder

Due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,227,013 and $63,481,482, respectively at December 31, 2016 and 2015. The balance due to shareholder bore no interest and is payable on demand.

Director Independence

We currently act with three directors, consisting of Alex Brown, Guiqing Liu and Jiang Wang. We have determined that none of our directors is an “independent director” as defined in NASDAQ Marketplace Rule 4200(a)(15).

We do not have a standing audit, compensation or nominating committee, but our board of directors acts in such capacities. We believe that our sole member of our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The board of directors of our company does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committee can be adequately performed by the board of directors. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development.

68

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the Common Stock in this Offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that are filed with the registration statement. For further information with respect to us and our Common Stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We will file annual, quarterly, and current reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. The information we file with the SEC or contained on, or linked to through, our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at the SEC’s prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

ITEM 11 A. MATERIAL CHANGES

None.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

None.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

69

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth estimated expenses we expect to incur in connection with the sale of the shares being registered. All such expenses are estimated except for the SEC and FINRA registration fees.

SEC registration fee	$622.50
Printing expenses	$8,000.00
Fees and expenses of counsel for the Company	$184,813.00
Fees and expenses of accountants for Company	$210,000.00
Blue Sky fees and expenses	$5,000.00
*Total	$408,435.50

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (‘NRS”) and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3) a transaction from which the director derived an improper personal profit; and

(4) willful misconduct.

Our Articles of Incorporation permits us to indemnify our officers and directors to the fullest extent authorized or permitted by law in connection with any proceeding arising by reason of the fact any person is or was our officer or director. Notwithstanding this indemnity, a director shall be liable to the extent provided by law for any liability incurred by him by his own fraud or willful default.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law. Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advance of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On November 13, 2017, we issued 20,700,000 founder shares to Alex Brown at a price of $0.0001 per share pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

70

Item 16. Exhibits

Exhibit No.	Description

3.1*	Articles of Incorporation

3.3*	Bylaws

5.1**	Opinion of Hunter Taubman Fischer & Li LLC

10.1*	Subscription Agreement

23.1**	Consent of RBSM LLP, Independent Registered Public Accounting Firm.

23.3**	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.1)

*	Filed herewith.

**	To be filed by Amendment

71

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) The undersigned registrant issuer hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

72

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

(8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

73

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 29, 2017.

Victory Commercial Management Inc.

By:	/s/ Alex Brown
Alex Brown
President, Chief Executive Officer,
Treasurer and Chairman

By:	/s/ Xiaolong Zhou
Xiaolong Zhou
Chief Financial Officer, Principal Accounting Manager

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints CEO her true and lawful attorney-in-fact, with full power of substitution and resubstitution for her and in her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or her substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Alex Brown	President, CEO, Treasurer and	December 29, 2017
Alex Brown	Chairman

/s/ Xiaolong Zhou	CFO and Principal Accounting	December 29, 2017
Xiaolong Zhou	Manager

/s/Guiqing Liu	Director	December 29, 2017
Guiqing Liu

/s/Jiang Wang	Director	December 29, 2017
Jiang Wang

74

VICTORY COMMERCIAL MANAGEMENT INC

CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Victory Commercial Management Inc.

We have audited the accompanying consolidated balance sheets of Victory Commercial Management Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive income (loss), changes in deficit, and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Victory Commercial Management Inc. and Subsidiaries as of December 31, 2016 and 2015 and the results of its consolidated operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a significant accumulated deficit, incurred recurring losses, and generated negative cash flow from operating activities. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans, with respect to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

New York, New York
December 29, 2017

F-2

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015
ASSETS

Rental properties, net	$24,459,300	$27,163,918
Cash and cash equivalents	32,762	206,351
Tenant and other receivables, net of allowance for doubtful accounts	447,061	219,289
Prepaid expenses and other assets	1,125,734	312,427
Property and equipment, net	903,118	1,297,308
Garage - sold in 2016, net	-	10,315,868
Intangible assets, net	1,160	3,101
ROU assets, net	1,026,589	3,917,462

TOTAL ASSETS	$27,995,724	$43,435,724

LIABILITIES AND DEFICIT

Liabilities:
Bank loans payable, net	$61,513,950	$67,618,712
Property financing agreements payable	68,592,614	77,856,030
Accounts payable and accrued liabilities	3,486,848	3,266,956
Deferred rental income	4,782,483	7,311,843
Leases liability payable	8,753,702	11,932,207
Other payables	16,987,414	10,890,719
Loan payable to related party	10,623,074	11,361,060
Due to shareholder	63,227,013	63,481,482
Interest payable to related parties	10,006,239	10,118,840
Total Liabilities	247,973,337	263,837,849

Commitments and Contingencies

Deficit:
Victory Commercial Management Inc. Shareholder’s Deficit
Common stock, $0.0001 par value, 600,000,000 shares authorized;	-	-
20,700,000 shares issued and outstanding *	2,070	2,070
Paid-in capital	10,814,219	10,814,219
Accumulated deficit	(188,034,199)	(179,216,885)
Accumulated other comprehensive loss	(2,678,023)	(11,826,787)
Total stockholder’s deficit attributable to the Company’s common shareholder	(179,895,933)	(180,227,383)
Noncontrolling interest	(40,081,680)	(40,174,742)
Total Deficit	(219,977,613)	(220,402,125)

TOTAL LIABILITIES AND DEFICIT	$27,995,724	$43,435,724

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31,

	2016	2015
Revenues
Rental income	$3,906,902	$6,617,311
Management fee income	4,804,392	5,949,073
Other income	771,581	812,315
Total revenues	9,482,875	13,378,699

Operating expenses
Selling expenses	4,641,352	5,774,668
Depreciation and amortization	3,727,285	6,015,186
Leases expenses	5,070,460	3,992,607
Payroll and payroll related expenses	1,174,506	1,134,643
Business taxes	782,409	1,088,516
Operating lease expense	9,342	89,255
Other general and administrative expenses	595,414	856,631
Total operating expenses	16,000,768	18,951,506

Loss from operations	(6,517,893)	(5,572,807)

Other income (expenses)
Interest income	4,556	108,425
Interest - loans	(3,986,940)	(5,084,022)
Interest - ROU and other capitalized liabilities	(1,438,434)	(2,128,329)
Interest - related parties	(551,713)	(563,712)
Loss from foreign currency transactions	(1,310,539)	(861,372)
Gain on disposal of fixed assets	664,353	115,761
Gain on expired leases liabilities	2,024,090	2,114,984
Loss on disposal of rental properties	(47,538)	(25,508)
Other income	3,856	77,180
Total other expenses, net	(4,638,309)	(6,246,593)

Loss from operation before provision for income tax	(11,156,202)	(11,819,400)
Provision for income tax	-	-
Net Loss	(11,156,202)	(11,819,400)
Net loss attributable to noncontrolling interest	2,338,888	2,405,625
Net loss attributable to the Company's common shareholder	$(8,817,314)	$(9,413,775)

Per Common Share - basic and diluted:
Net loss attributable to the Company's common shareholder	$(0.43)	$(0.45)
Weighted-average shares outstanding, basic and diluted *	20,700,000	20,700,000

Comprehensive loss
Net loss	$(11,156,202)	$(11,819,400)
Other comprehensive loss, net of tax
Change in foreign currency translation adjustments	11,580,714	7,452,162
Total other comprehensive income (loss)	424,512	(4,367,238)
Comprehensive income (loss) attributable to non-controlling interest	93,062	(840,671)
Comprehensive income (loss) attributable to the Company's common shareholder	$331,450	$(3,526,567)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

	Common Stock		Additional Paid in	Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares *	Amount	Capital	Deficit	Loss	Interest	Deficit
Balance - December 31, 2014	20,700,000	$2,070	$10,814,219	$(169,803,110)	$(17,713,995)	$(39,334,071)	$(216,034,887)
Net loss for the year ended December 31, 2015	-	-	-	(9,413,775)	-	(2,405,625)	(11,819,400)
Change in foreign currency translation adjustment	-	-	-	-	5,887,208	1,564,954	7,452,162
Balance - December 31, 2015	20,700,000	2,070	10,814,219	(179,216,885)	(11,826,787)	(40,174,742)	(220,402,125)
Net loss for the year ended December 31, 2016	-	-	-	(8,817,314)	-	(2,338,888)	(11,156,202)
Change in foreign currency translation adjustment	-	-	-	-	9,148,764	2,431,950	11,580,714
Balance -December 31, 2016	20,700,000	$2,070	$10,814,219	$(188,034,199)	$(2,678,023)	$(40,081,680)	$(219,977,613)

*	Prior to the self-underwritten public offering, the Company issued 20,700,000 common shares in connection with the corporate restructuring (Note 1). All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

VICTORY COMMERCIAL MANAGEMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2016	2015
Cash Flows from Operating Activities:
Net loss	$(11,156,202)	$(11,819,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for allowance for doubtful accounts receivable	36,934	(1,246)
Depreciation and amortization	3,727,285	6,015,186
Amortization of debt issuance costs	67,702	65,851
Foreign currency exchange loss on loan and interest repayments to related party	1,310,539	861,372
Gain on sales / disposal of fixed assets	(664,353)	(115,761)
Non cash operating lease expenses	9,342	82,112
Gain on expired leases liabilities	(2,024,090)	(2,114,984)
Loss on disposal of rental properties	47,538	25,508
Change operating assets and liabilities
Decrease in tenant and other receivables	9,552	750,985
Decrease (increase) in prepaid expense and other assets	(837,417)	198,966
Decrease in restricted cash	-	3,159,210
Increase in property financing agreements payable	1,257,368	1,640,400
Increase in accounts payable and accrued liabilities	433,987	1,385,134
Decrease in deferred rental income	(2,064,213)	(276,593)
Increase in interest payable to related party	551,713	563,712
Increase (decrease) in other payables	1,981,482	(555,520)
Decrease in leases liabilities payable	(506,339)	(912,842)
Decrease in bank interest payable	-	(14,815)
Net Cash Used in Operating Activities	(7,819,172)	(1,062,725)

Cash Flows from Investing Activities:
Cash received from sales / disposal of fixed assets	9,792,297	170,557
Capital expenditures - fixed assets and improvements	(115,730)	(267,426)
Net Cash Provided by (Used in) Investing Activities	9,676,567	(96,869)

Cash Flows from Financing Activities:
Proceeds from bank loans	2,716,353	8,784,097
Debt issuance cost	-	(259,270)
Repayment of bank loans	(4,504,652)	(3,393,105)
Repayment of employee loans	-	(4,434,427)
Repayment to shareholder	(217,659)	-
Repayment to shareholder	-	(817,611)
Net Cash (Used in) Financing Activities	(2,005,958)	(120,316)

Effect of exchange rate changes on cash and cash equivalents	(25,026)	(214,522)

Net decrease in cash and cash equivalents	(173,589)	(1,494,432)
Cash and cash equivalents - beginning of year	206,351	1,700,783
Cash and cash equivalents - end of year	$32,762	$206,351

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$4,219,087	$5,195,297

Non-Cash Investing and Financing Activities:
Decrease in liabilities resulted from expired leases	$13,986,462	$13,724,133

The accompanying notes are an integral part of these consolidated financial statements.

F-6

VICTORY COMMERCIAL MANAGEMENT INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Victory Commercial Management Inc. (hereinafter referred to as the “Company”, “VCM”, and where appropriate, the terms “Company”, “we”, “us” or “our” are also referred to VCM and its wholly owned and majority owned subsidiaries as a whole) was incorporated on July 5, 2017 under the laws of Nevada.

On July 13, 2017, VCM formed a wholly-owned subsidiary, Victory Commercial Investment Ltd. (“VCI”) under the laws of British Virgin Islands.

Sino Pride Development Limited (“Sino Pride”) is a Hong Kong company, incorporated on May 26, 1989. Sino Pride is a holding company who is directly owned 80% equity interest of Dalian Victory Plaza Development Co., Ltd. (“DVPD”) and is directly owned 95% equity interest of Dalian Victory Business Management Co., Ltd. (“DVBM”). In November 2016, Iven International Group Limited, a company registered in Hong Kong (“Iven”) acquired 100% ownership interest of Sino Pride, included all assets and liabilities of Sino Pride. On September 4, 2017, Iven transferred its ownership of Sino Pride to VCI for a nominal consideration of HK$ 1 (approximately US$0.13). Iven and VCI are under common control of our controlling shareholder. Thus, we have gained control over Sino Pride since November 2016.

DVPD was incorporated as a sino-foreign cooperative joint venture on March 29, 1993 under the laws of the People’s Republic of China (“PRC” or “China”). Sino Pride owns 80% equity interest of DVPD while Dalian Victory Development Co., Limited (“DVDC”), a stated owned enterprise in China, owns 20% equity interest of DVPD.

DVBM was incorporated as a joint venture on September 12, 2000 under the laws of PRC. Sino Pride owns 95% equity interest of DVBM and DVPD owns 5% equity interest of DVBM.

VCI and Sino Pride are wholly owned subsidiaries of VCM and DVPD and DVBM are majority owned subsidiaries of VCM.

The Company primarily engages in the business of commercial real estate rental and management in PRC through DVPD and DVBM. DVPD and DVBM lease and manage Dalian Victory Plaza Shopping Center (“Victory Plaza”), an underground shopping center, located at Dalian City, Liaoning Province of China. DVPD developed and opened Victory Plaza in 1998. Victory Plaza has a total rental space of approximately 137,500 square meters (1,480,038 square feet). As of December 31, 2016, approximately 69% of rental properties (included the area of garage, which was sold in 2016) were sold. As of December 31, 2016, DVPD owned approximately 17% of rental properties and leased them to various retailers. The remaining 14% of rental properties were sold with an option of purchase back by the Company from 1998 to 2014. The sales with an option of purchase back are not considered completed until 1) a purchaser exercises the purchase back option in which case the property shall be repurchased back by the Company, or 2) the expiration of the purchase back option in which case the property shall be considered sold to such purchasers in accordance with the U.S. GAAP (defined below). Accordingly, these rental properties are still remained in DVPD’s book pending the completion of the transactions. DVPD also rents back properties from the owners of certain properties and then leases to third parties. DVBM focuses on the property management of Victory Plaza.

The accompanying consolidated financial statements present the historical results of operations and cash flows of Sino Pride and subsidiaries, and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented (see Note 16 for the 20,700,000 common shares issued on November 13, 2017).

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

F-7

Basis of consolidation

The Company’s consolidated financial statements include the accounts of all subsidiaries: Sino Pride, DVPD and DVBM. All inter-company accounts and transactions have been eliminated in consolidation.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As indicated in the accompanying consolidated financial statements, the Company had a net loss of $11,156,202 and $11,819,400 for the years ended December 31, 2016 and 2015, respectively; an accumulated deficit of $188,034,199 at December 31, 2016 and net cash used in operations of $7,819,172 for the year ended December 31, 2016. Additionally, total revenues for the year ended December 31, 2016 decreased by approximately 29% as compared to the total revenue for the year ended December 31, 2015. The current cash balance cannot be projected to cover the required payments of the operating expenses arising from normal business operations and to meet the required payments if settled with the claims filed by the property owners as disclosed below for the next twelve months from the issuance date of this report. Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/ or equity capital. Management believes that its capital resources are not currently adequate to continue operating and maintaining its business for the next twelve months from the issuance date of this report.

As of December 31, 2016, to the Company’s knowledge, there were total of 237 litigation cases claimed against the Company. Those claims were brought by owners of certain properties either because the Company failed to pay the rent for those leased back properties or because the Company failed to purchase back such properties upon the exercise of the purchase back option by certain owners. As of December 31, 2016, we had a total purchase back payable of $17,703,671 (RMB122,916,585) and rent payable of $1,601,001 (RMB11,115,747), respectively. The purchase back payables have been accounted for and included in the caption of “Property financing agreements payable” until the Company resolve the purchase back issue. The rent payables have been recorded and included in the caption of “Leases liability payable” for rental payable before the expiration of lease and will be reclassified to “other payables” upon expiration of lease.

These litigations are caused by the Company’s failure to buy back the properties when requested to or its failure to pay rents for certain lease-back units. Subsequently, certain units owned by DVPD have been frozen from transfer or disposition by the courts. DVPD has been restricted from free transfer, deposition, pledge of its 5% equity interest in DVBM during a period from March 2, 2017 to March 1, 2019. In addition, DVPD has been listed as a “dishonest debtor” by the courts. Once listed as a dishonest debtor, DVPD may be imposed with certain restrictions in connection with the commercial loans at banks’ discretion; purchase or transfer of properties and land use rights; and renovation, upgrade or renovation of properties. In addition, the bank accounts of DVPD are frozen by the courts which allows the inflow of cash to the bank accounts but prohibits the outflow of cash. The management is negotiating with these claimers actively and willing to settle these cases with a discounted payment amount. However, Management cannot predict with certainty the cost of defense, the cost of prosecution, or the ultimate outcome of litigation and other proceedings filed by or against DVPD, including remedies, damage awards, and penalties. Regardless of outcome, any such claims or actions require significant time, money, managerial and other resources, result in negative publicity, and harm the Company’s business and financial condition.

Management’s plans include raising capital through the equity or debt offerings to implement its renovation plan to develop Victory Plaza into a modern multi-functional shopping center and fund future operations in addition to the generating of revenue through its businesses. Failure to raise adequate capital and generate adequate revenues could result in the Company having to curtail or cease operations.

Additionally, even if the Company does raise sufficient capital to support its operations and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows positive from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the dates of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates in the years ended December 31, 2016 and 2015 include the allowance for doubtful accounts on tenant receivable and other receivables, recoverability of long-lived assets, the useful life of rental properties, property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets.

F-8

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollars. The functional currency of VCM and VCI is the U.S. dollar, the functional currency of DVPD and DVBM is Chinese Renminbi (“RMB”), and the functional currency of Sino Pride is Hong Kong Dollar (“HK$”). The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830-30 “Translation of Financial Statements”. The financial information is first prepared in RMB or HK$ and then is translated into U.S. dollars at year-end exchange rates as to assets and liabilities and at average exchange rates as to revenue, expenses and cash flows. Equity accounts are translated at their historical exchange rates when the capital transactions occurred. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2016 and 2015 were $(25,026) and $(214,522), respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the Company’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change. The Company has an inter-company loan denominated in US dollar. The repayment of loan is required when the Company is profitable. The loan proceeds, repayment and accrued interest were tracked in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the reporting period, the Company will adjust loan and interest payable balance from US dollar to RMB by using period ending exchange rate. Any gain or loss from foreign currency exchange will be recognized in the consolidated statements of operations. There were $1,310,539 and $861,372 foreign currency transactions loss recognized during the years ended December 31, 2016 and 2015, respectively.

Foreign exchange rates published by Federal Reserve were used as yearend exchange rate in the consolidated financial statements. Yearly average exchange rates used in consolidated financial statements were from “Yearly Average Exchange Rates for Converting Foreign Currencies into U.S. Dollars” published by Internal Revenue Service.

USD Exchange Rate	2016	2015	2014

Year end RMB	6.9430	6.4920	6.2046
Annual average RMB	6.9100	6.4890	6.3940

Year end HK$	7.7534	7.7500	7.7531
Annual average HK$	8.0730	8.0620	8.0650

All foreign exchange transactions must take place through authorized institutions of China. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Revenue Recognition

Rental Income and Management Fee Income

Substantially all of the Company’s incomes are generated from rental income and management fee income. The Company recognizes the rental income on a straight-line basis over the term of the lease. The cumulative difference between rental income recognized in the Company’s consolidated statements of operations and contractual payment terms is recorded as deferred rental income and presented on the accompanying consolidated balance sheets.

F-9

The Company commences recognizing revenue based on an evaluation of a numbers of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased property. Generally, this occurs on the lease commencement date.

The management fee income, including the utilities charge mainly for property’s management, maintenance and repair, and security, is recognized over the terms of the lease.

Rental Properties

Sold Properties

As of December 31, 2016, approximately 69% of total space of Victory Plaza (in square meters) was sold and owned by various unrelated individuals and entities with legal title. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales. The allocated carrying cost and land use right cost were derecognized and gain or loss was recognized when the sale was completed. The Company sold the garage in 2016 and had no sales activities in 2015.

Sold Rental Properties with Financing Agreement

As of December 31, 2016, approximately 14% of total rental spaces of Victory Plaza (in square meters) were sold to various unrelated individuals and entities with a purchase-back option. Majority of these properties were sold during the period from 1998 to 2014. The vesting date of the purchase-back options ranged from 2014 to 2018. Pursuant to the sale contracts, at the date of the sales, buyers obtained legal title to the sold properties but were granted a purchase-back option to request the Company to purchase back those sold properties at the original purchase prices plus interested accrued once the options vested and the Company received the payments of the purchase prices. Pursuant to ASC 360-20-40-38, if a property seller has an obligation to repurchase the property, or the terms of the transaction allow a buyer to compel the seller or give an option to request the seller to repurchase the property, the transaction shall be accounted for as financing, leasing, or profit-sharing arrangement rather than as a sale. In accordance with ASC 842-40-25-3, an option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset. The Company’s accounting policy is to treat this type of sales as a financing agreement. The cost of property sold was included under the caption of “rental property with financing agreement” in the assets section of financial statements and the Company continues to depreciate the properties with the estimated useful lives. The Company recorded sales proceeds as “property financing agreements payable” at the liability section of the financial statements and accrued the interest payable during the periods of the leases. The interest rate is determined by the price spread of each unit’s sale price and re-purchase price, and the time span from the date of sale to the maturity date (last date to execute the option). The Company will derecognize the liability when the Company purchase back properties, or the owners of sold properties have settled with the Company or gave up the exercise of the purchase-back options, or upon the expiration of the options if not exercised. See Note 9, Property Financing Agreement Payable for further information.

Leaseback

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously, the seller leases back all or a portion of the same asset for all, or part of, the asset’s remaining economic life. The seller-lessee transfers legal ownership of the assets to the buyer-lessor in exchange for consideration. A transaction is accounted for as a sale of an underlying asset and a leaseback of that underlying asset only if the initial transaction qualifies as a sale in accordance with ASC 606, Revenue from Contracts with Customers, when the buyer-lessor is a customer or ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets when the buyer-lessor is not a customer. To qualify as a sale of an asset under the revenue standard, the seller-lessee needs to ensure that the customer obtains control of the asset. When a sale and leaseback transaction does not qualify for sale accounting, the transaction must be accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor, as discussed in ASC 842-40-25-5.

As part of business operations, the Company may leaseback properties from the owners of the properties and subleases these properties to un-related third parties with a new lease terms. Sales and leaseback are two separated business transactions. Leaseback is at the owner’s will and is not a condition of sales. Leaseback could happen immediately after the sale of property or at any time after the sales if the owner of the property is interested in this service.

F-10

If the transfer of the underlying asset meets the definition of a sale, the leaseback does not result in a lease that would be classified as a sales-type lease or finance lease, and the contract does not contain a purchase option the leaseback should be accounted for as a sale and leaseback transaction under ASC 842, (i) recognized the transaction price for the sale at the point in time the buyer-lessor obtains control of the assets; (ii) adjust the transaction price for any off-market terms and recognize the entire gain/loss on the sale of the assets; (iii) derecognize the carrying amount of the underlying assets; and (iv) account for the lease in accordance with ASC 842. The lease will be classified as financing lease if the present value of the lease payments exceeded 90% of the fair market value of the property unit and be classified as operating lease if the present value of the lease payments did not exceed 90% of the fair market value of the property unit.

ROU Assets and Liabilities

We have elected early adoption of ASC Topic 842, the recent accounting updates related to leases. ASC 842 requires us to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Identified leases would be recognized as a right-of-use asset, or ROU asset and a corresponding liability to be reflected on the balance sheet. At the lease commencement date, the measurement of the cost of the right-of-use asset shall consist of (i) The amount of the initial measurement of the lease liability, (ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, (iii) Any initial direct costs incurred by the leases. The lease liability equals to the present value of the remaining lease payments, discounted using the rate implicit in the lease. We classify a lease based on whether a lease is effectively a financed purchase or an arrangement to obtain usage rights to an asset for a specified period. If one or more of the classification criteria in ASC 842-10-25-2 are met, the lease is classified as a finance lease by us. If none of the criteria are met, the lease should be classified as an operating lease.

Rental Property

Rental properties are carried at cost less accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of rental properties are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets. Improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases, if any. When rental properties are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks within the PRC and Hong Kong. The Company considers all short-term highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The Company maintains bank accounts in the PRC and HK. Cash balances in bank accounts in PRC and HK are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represented the required cash deposits by the bank as a part of collateral to bank loans lend to our customers who bought our rental space. In 2015, total of $3,304,019 collaterals was released by the Bank.

Tenant and Other Receivables, net of Allowance for Doubtful Accounts

Tenant receivables mainly consist of receivable from tenants recorded at original invoice amount, less an estimated allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of the amount of probable credit losses, determined by reviewing past due balances and other information. The Company makes judgments as to the collectability of tenant receivables based on historical trends and future expectations. Management estimates an allowance for doubtful accounts and adjusts gross tenant receivables downward to their estimated specific tenant risks and the Company’s tenant receivables aging and collection analysis. Management considers accounts past due on a tenant-by-tenant basis. Based on its review, management has determined that the allowance for doubtful account at December 31, 2016 and 2015, respectively were $44,296 and $7,896.

F-11

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives. The garage was sold in 2016, accordingly the Company has reclassified the garage and presented it on a separate line item in the accompanying financial statements.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Impairment of Long-Lived Assets

Long-lived assets, primarily rental properties and machinery and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its estimated undiscounted future cash flows over the anticipated holding period and measures the impairment loss based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values or third party independent appraisals, as considered necessary. There were no impairment losses recognized as of December 31, 2016 and 2015, respectively.

Debt Issuance Costs

Costs related to bank loans payable consists of fees and direct costs incurred in obtaining such financings. These costs are presented as a reduction of our bank loans payable and are amortized on a straight-line basis over the terms of the related loan payable which approximates the effective interest rate method. Such amortization is included in “Interest - loans” in the accompanying consolidated statements of operations, which amounted to $67,702 and $65,851 for the years ended December 31, 2016 and 2015, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS) which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive common share equivalents. Since the Company is in a net loss position, all common stock equivalents would be considered to be anti-dilutive and are, therefore, not included in the determination of diluted earnings per share. According, basic and diluted loss per share are the same. There were no common stock equivalents as of December 31, 2016 and 2015.

F-12

Year Ended December 31,	2016	2015
Numerator for earnings per share:
Net loss attributable to the Company's common shareholder	$(8,817,314)	$(9,413,775)
Denominator for basic and diluted earnings per share:
Basic weighted average common shares *	20,700,000	20,700,000
Diluted weighted average common shares	20,700,000	20,700,000
Per share amount attributable to the Company's common shareholder
Per share - basic and diluted	$(0.43)	$(0.45)

*Prior to the self-underwritten public offering, the Company issued 20,700,000 founder shares to its controlling shareholder. All references to numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Non-Controlling Interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of non-controlling interest holder, DVDC.

Comprehensive Income (Loss)

The Company follows ASC 220-10, “Reporting Comprehensive Income” ASC 220-10 requires the reporting of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income (loss). Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of ASC 825-10-65, “Financial Instruments – Transition and Open Effective Date Information”. Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimate presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivables and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company is governed by the Income Tax Law of the PRC, the Special Region of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2016, and 2015, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

F-13

Fair Value Measurements

The Company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosure “(ASC 820) in measuring fair value and in disclosing fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. ASC 820-10-35, Fair Value Measurements and Disclosures – Subsequent Measurement (ASC 820-10-35), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to -transfer a liability in an orderly transaction between market participant. Fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level inputs are inputs other than quoted prices included within level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in market that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is release publicly; (c) Inputs other than quoted prices that are observable for the asset or liability and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstance, which might include internally generated data and assumptions being used to price the asset or liability.

When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Nevertheless, certain assets are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

Deferred Rental Income

Rental income and management fee from leases is recognized on a straight-line basis over the term of the relevant leases. The cumulative difference between the rental income/management fee recognized in the Company’s consolidated statements of operations and actual annual contractual lease payment is recorded as deferred rental income and presented on the consolidated balance sheets. Additionally, the prepaid lease payment from the tenant is recorded within the deferred income.

F-14

Advertising

Advertising is expensed as incurred and is including in other general and administrative expenses. Advertising expenses totaled $1,635 and $4,053 for the years ended December 31, 2016 and 2015, respectively.

Recently Adopted Accounting Pronouncements

In April 2015, the FASB issued ASU 2015-03 “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” The new standard requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability in a manner consistent with the treatment for debt discounts. The amendments in this update do not affect the recognition and measurement guidance for debt issuance costs. In addition, the ASU requires that the amortization of debt issuance costs be reported as interest expense. We have adopted the guidance of these updates effective January 1, 2016 and have retrospectively presented debt issuance cost in the accompanying financial statements at year ended December 31, 2015. As a result, the net debt issuance costs of $508,951 and $616,368 are presented as a contra liability (netted against loans) in the accompanying consolidated financial statements as of December 31, 2016 and 2015, respectively. The adoption of this standard has no impact on the results of operations and cash flow.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 “Leases (Topic 842).” This standard requires entities to recognize assets and liabilities on their balance sheet for the rights (right-of-use or “ROU”) and obligations created by the leased assets. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2018. The guidance is required to be applied by the modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. Early adoption is permitted. We have elected early adoption on the guidance of this standard effective December 31, 2014 and retrospectively from the beginning of lease term and recognized lease use right assets and obligations created by these leases. As a result, $1,026,589 and $3,917,462 of net ROU assets and leases liability payable of $8,753,702 and $11,932,207 were recorded in accompanying consolidated financial statements for the years ended December 31, 2016 and 2015, respectively.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016, with early adoption permitted. The Company adopted this standard effective December 31, 2016 and disclosed going concern in Note 2 to the accompanying consolidated financial statements.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates (“ASUs”). The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position and/or results of operations.

In November 2015, the FASB issued ASU 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This standard requires entities to present deferred tax assets and deferred tax liabilities to be classified as noncurrent in the balance sheet. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2016. The guidance can be applied either prospectively or retrospectively. In the period that the ASU is adopted, an entity will need to disclose the nature of and the reason for the change in accounting principle. If the new guidance is applied prospectively, the entity should disclose that prior balance sheets were not retrospectively adjusted. If the new guidance is applied retrospectively, the entity will need to disclose the quantitative effects of the change on the prior balance sheets presented. Early adoption is permitted. We do not expect that the adoption of this authoritative guidance will have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes and replaces nearly all existing GAAP revenue recognition guidance, including industry-specific guidance. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when or as each performance obligation is satisfied. The authoritative guidance applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. The authoritative guidance requires significantly expanded disclosures about revenue recognition and was initially effective for fiscal years and the interim periods within these fiscal years beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.” This standard defers for one year the effective date of ASU 2014-09. The deferral will result in this standard being effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016 including interim reporting periods within that reporting period. We are currently assessing the impact of the adoption of this authoritative guidance on our consolidated financial statements.

F-15

In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. We are evaluating the impact of ASU 2016-15 but do not believe that the adoption will have a material impact on our consolidated financial statements.

NOTE 4 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	2016	2015
Supplies on hands	$50,264	$54,750
Prepaid expenses	1,075,470	257,677
Total prepaid expenses and other assets	$1,125,734	$312,427

NOTE 5 – RENTAL PROPERTIES, NET

The Company leases and manages Victory Plaza, located in Dalian City, Liaoning Province of China. Victory Plaza was built by DVPD from 1993 to 1998.

As of December 31, 2016, approximately 94,502 square meters (1,017,211 square feet), of total rental properties (approximately 69%) including garage were sold and owned by various unrelated individuals and entities. Majority of these properties were sold during the period of 1998 to 2012. Pursuant to the sale contracts, at the date of the sales, buyers obtained integrated legal ownership to the sold properties and assumed the significant risks and rewards of ownership of the property (had the ability to rent and sell the property at-will) while the Company received the payments of the purchase prices. These sales were considered final sales. The allocated carrying cost and land use right cost were derecognized and gain or loss were recognized when the sale occurred.

As of December 31, 2016, DVPD owned approximately 24,246 square meters (260,982 square feet) of total rental properties (approximately 17%) with property’s legal title. Rental properties were carried at the cost, which included allocated construction costs and allocated original purchased land use right costs. These properties were recorded under the caption of “rental properties” and reported at the assets section of financial statements.

Among the properties owned by the Company, 18,650 square meters (200,747 square feet) of properties were used as collaterals of $56.2 million (RMB 390 million) bank loan and 2,053 square meters were used as collaterals of $7.2 million (RMB 50 million) bank loan and $1.3 million (RMB 9 million) bank loan. (Note 9, Bank Loans Payable)

As of December 31, 2016, approximately 18,828 square meters (202,663 square feet),of total properties (14%) were sold to various unrelated individuals and entities with a purchase-back option. Majority of these properties were sold in a period from 1998 to 2012. The vesting date of purchase back ranged from 2014 to 2018. The Company has no legal title to these properties until the Company purchases back these properties upon the exercise of the purchase-back option. The Company’s accounting policy is to treat this type of sales as a financing agreement. The cost of property sold was kept under the caption of “rental property with financing agreement” in the assets section of financial statements and continuously depreciated the properties with estimated life. The Company recorded sales proceeds as “property financing agreements payable” at the liability section of the financial statements and accrued the interest during the period of the lease. The interest rate is determined by the price spread of each unit’s sale price and re-purchase price, and the time span from the date of sale to the maturity date (last date to execute the option). At the date of repurchase, the amount of sales proceeds received plus interest accrued will be equal to the agreed purchase price. The Company will derecognize the liability at the earlier of (1) when the Company repurchased the properties, (2) when the owner of the property and the Company reached a settlement to give up the purchase-back option, and (3) the expiration of the purchase-back option if not exercised. See Note 9, Property Financing Agreement Payable for further information.

F-16

Rental properties, net are as follows:

	Estimated Useful Life	2016	2015
Rental properties	45 years	$20,818,699	$20,782,720
Land use rights	45 years	2,734,587	2,712,842
Rental properties with financing agreements	45 years	18,166,850	21,142,705
Accumulated depreciation and amortization		(17,260,836)	(17,474,349)
Total rental properties, net		$24,459,300	$27,163,918

Depreciation expense in the year		$933,270	$994,261

There is no private ownership of land in the PRC. All land in the PRC is owned by the government and cannot be sold to any individual or company. The government grants a land use right that permits the holder of the land use right to use the land for a specified period. Our land use rights were granted with a term of 50 years. Any transfer of the land use right requires government approval. We have recorded as an intangible asset the costs paid to acquire the land use rights. The land use rights are amortized on the straight-line method over the terms of the land use rights. The land use rights are to expire on May 2043. Property estimated life was determined by valid life of land use rights.

The cost of rental property with financing agreement will be reclassified to rental property after the maturity date (the last date the current legal property owner can request the Company to purchase back the property) if the owner of the property executed purchase back option within the valid period. The cost of rental property with financing agreement will be derecognized from the rental property with financing agreement when the owner of the property reached consent with the Company not to request the Company purchase back the property. Following table summarized the changes of rental properties in 2015 and 2016.

F-17

Rental properties, at cost (including land use right)
Balance at 12/31/2014	$23,424,509
Reclassified from rental properties with financing agreements - 2015	1,084,993
Other adjustments - 2015	23,059
Exchange effect - 2015	(1,036,999)
Balance at 12/31/2015	23,495,562
Reclassified from rental properties with financing agreements - 2016	1,523,035
Other adjustments - 2016	60,903
Exchange effect - 2016	(1,526,214)
Rental properties at 12/31/2016	$23,553,286

Rental properties with financing agreements
Balance at 12/31/2014	$23,324,499
Reclassified to rental properties - 2015	(1,084,993)
Final sale - 2015	(64,228)
Exchange effect - 2015	(1,032,573)
Balance at 12/31/2015	21,142,705
Reclassified to rental properties - 2016	(1,523,035)
Final sale - 2016	(79,442)
Exchange effect - 2016	(1,373,378)
Rental properties with financing agreements at 12/31/2016	$18,166,850

Expected future minimum rents to be received over the next five years and thereafter from leases in effect at December 31, 2016 are as follows:

For the Year Ending December 31,
2017	$5,661,887
2018	1,173,201
2019	524,210
2020	480,738
2021	468,834
Thereafter	86,590
Total	$8,395,460

F-18

NOTE 6 – PROPERTY AND EQUIPMENT AND GARAGE SOLD IN 2016

Property and equipment is composed of the following:

	Estimated Useful Life	2016	2015
Self used properties	45 years	$219,064	$234,282
Office equipment	3-5 years	264,754	318,762
Business machinery and equipment	5-10 years	2,937,526	3,118,272
Auto	5 years	10,082	10,944
Improvement	5-10 years	9,978,431	10,776,084
Total Self-used properties, machinery and equipment		13,409,857	14,458,344
Less: accumulated depreciation and amortization		(12,506,739)	(13,161,036)
Self-used property and equipment, net		$903,118	$1,297,308

Assets disposed in 2016
Garage at cost			$15,767,726
Land use right at cost			1,380,217
Total Garage at cost			17,147,943
Less: accumulated depreciation and amortization			(6,832,075)
Garage, net			$10,315,868

Depreciation expense in the year		$533,153	$646,530

The Company disposed some old assets with total carrying cost of $94,123 and accumulated depreciation of $93,550 in 2016. During 2015, the Company disposed certain old assets with carrying cost of $459,816 and accumulated depreciation of $361,976.

On September 19, 2016, the Company sold the garage with proceeds of $10,130,246 (RMB 70,000,000) and realized gain on sales of $653,665 (RMB 4,516,832). The proceeds were used for the operation of the Company. The carrying cost of $14,813,904 and accumulated depreciation $6,063,898 of garage were wrote off accordingly. Related land use rights cost of $1,296,725 (RMB 8,960,369) and accumulated amortization of $613,783 (RMB 4,241,241) were derecognized in 2016.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the software used in management. The cost and related amortization are as follows:

	Estimated Useful Life	2016	2015
Management software	5 years	$8,699	$187,056
Less: accumulated amortization		(7,539)	(183,955)
Intangible assets, net		$1,160	$3,101

Amortization expense was $23,360 and $29,479 for the years ended December 31, 2016 and 2015, respectively.

NOTE 8 – RIGHT OF USE ASSETS

As part of business operations, the Company leases back sold properties in Victory Plaza and subleases the properties to un-related third parties with a separated lease terms. Sales and leaseback were two separated business transactions. Leaseback was at owners’ will and was not a condition of sales. Leaseback could happen immediately after the sale of property or at any time after the sales if the owner of the property interested in this service. Those contacts convey the right to control the use of identified properties for a period of time in exchange for consideration and be identified as leases per ASC 842. Identified leases would be recognized as a right-of-use asset, or ROU asset and a corresponding liability to be reflected on the balance sheet.

F-19

Right of use assets consist of the followings as of December 31, 2016 and 2015:

	2016	2015
Properties with financing agreement	$31,129,828	$35,628,828
Properties without financing agreement	894,792	7,488,920
Operating leases	32,534	603,931
Total ROU Assets	32,057,154	43,721,679
Less accumulated depreciation	(31,030,565)	(39,804,217)
Total ROU Assets, net	$1,026,589	$3,917,462

Depreciation and amortization expenses were $2,237,502 and $4,344,916 for the years ended December 31, 2016 and 2015, respectively.

See Note 10, Property Financing Agreement Payable for further information related to right-of-use assets.

Followings were roll forward of the changes in ROU assets to exhibit the expiration/reclassification of leases, amortization and foreign currency exchange effects from December 31, 2014 to December 31, 2016.

F-20

Finance Leases - properties with financing agreements
Balance at 12/31/2014, net	$7,127,986
Expired/Reclassified leases - 2015, net	(56,877)
Amortization - 2015	(3,485,199)
Foreign currency exchange effects - 2014	(315,116)
Balance at 12/31/2015, net	3,270,794
Expired/Reclassified leases - 2016, net	(37,415)
Amortization - 2016	(2,128,956)
Foreign currency exchange effects - 2015	(212,463)
Finance leases - properties with financing agreements -12/31/2016, net	$891,960

Finance Leases - properties without financing agreements
Balance at 12/31/2014, net	$2,051,811
Expired/Reclassified leases - 2015, net	(510,564)
Amortization - 2015	(857,709)
Foreign currency exchange effects - 2015	(90,708)
Balance at 12/31/2015, net	592,830
Expired/Reclassified leases - 2016, net	(335,338)
Amortization - 2016	(97,911)
Foreign currency exchange effects - 2016	(38,508)
Finance Leases - properties without financing agreements 12/31/2016, net	$121,073

Operating leases
Balance at 12/31/2014, net	$273,070
Expired/Reclassified leases - 2015, net	(125,069)
Amortization - 2015	(82,074)
Foreign currency exchange effects - 2015	(12,089)
Balance at 12/31/2015, net	53,838
Expired/Reclassified leases - 2016, net	(28,652)
Amortization - 2016	(8,134)
Foreign currency exchange effects - 2016	(3,496)
Operating leases - 12/31/2016, net	$13,556

Total ROU Asset - 12/31/2016, net	$1,026,589

F-21

NOTE 9 – BANK LOANS PAYABLE

On July 20, 2014, the Company’s subsidiary, DVPD entered into a loan agreement (the “RMB 390M Loan”) for a principal amount of $56,171,684 (RMB 390,000,000) long-term borrowing from Harbin Bank (the “Bank”). The RMB 390M Loan was used for “repayment of other bank loans, repayment of shareholder loans and renovations”. The RMB 390M Loan bore an interest at 7.86% per annum initially. Pursuant to the RMB 390M Loan agreement, the interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates were 6.01% and 6.81% for the year ended December 31, 2016 and 2015, respectively. The RMB 390M Loan will mature on June 19, 2024. The payment of interest and repayment of principal shall be made monthly commencing on July 19, 2017 till the maturity date of the loan. The RMB 390M Loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of Dalian Victory. Upon Bank’s declaration of an event of default under the Loan agreement, Bank may demand payment in full of all outstanding principal and accrued interest.

The RMB 390M Loan is secured substantially by the 18,650 square meters (200,747 square feet) of rental properties owned by DVPD, pledged by 80% equity interest of DVPD held by Sino Pride, and guaranteed jointly by Sino Pride, DVPD and DVBM. If DVPD fails to fulfill the obligations of the relevant provisions of the RMB 390M Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan.

On March 24, 2015, DVPD entered into a loan agreement (the “RMB 50M Loan”) for a principal of $7,201,498 (RMB50, 000,000) long-term borrowing from the Bank. The RMB 50M Loan was used for “renovations”. The RMB 50M Loan bore an interest at 7.08% per annum initially. The interest rate will float at 120% of the similar benchmark loan rate published by the People’s Bank of China. Current benchmark rate for a business loan over 5 years is 4.9% per annum adjusted on October 24, 2015. The average interest rates for the year ended December 31, 2016 and 2015 were 5.93% and 6.13%, respectively. The maturity date of the RMB 50M Loan is July 19, 2024. The RMB 50M Loan Agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon Bank’s declaration of an event of default under the loan agreement, the Bank may demand payment in full of all outstanding principal and accrued interest.

The RMB 50M Loan is secured substantially by the 2,053 square meters (22,098 square feet) of rental properties owned by DVPD and guaranteed jointly by Sino Pride, DVPD and DVBM. When DVPD fails to fulfill the obligations of the relevant provisions of the Loan agreement, each guarantor shall be liable and pay liquidated damages to the Bank. The damages are calculated to be equal to 20% of the principal amount of the loan. The Company is required to make the principal and interest payments from April 20, 2015 through the Maturity Date. The RMB 50M Loan balance was $5,851,217 (RMB 40,625,000) and $7,082,893 (RMB45, 982,143) at December 31, 2016 and 2015, respectively.

On August 28, 2014, the Company’s subsidiary, DVBM, received a $2,901,073 (RMB 18,000,000) short-term borrowing from the Bank. The loan was used for “construction and renovation” only. The loan bore interest at 7.20% per annum and was paid off on August 27, 2015.

On December 28, 2015, DVBM received a $1,078,250 (RMB 7,000,000) short-term borrowing from the Bank. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was December 21, 2016. The proceeds were used for interest payment to the Bank only and the balance of the loan proceeds was hold by the Bank. As of December 31, 2015, the unused available balance was $262,246 (RMB 1,702,501) and included in the caption of “Prepaid expense” in the consolidated financial statements. The loan was repaid on October 21, 2016.

On May 16, 2016, DVBM received a $950,598 (RMB 6,600,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was May 15, 2017. The loan was repaid on October 4, 2016.

On May 23, 2016, DVBM received a $364,396 (RMB 2,380,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was May 22, 2017. The loan was repaid on October 4, 2016.

On June 21, 2016, DVBM received a $342,791 (RMB 2,530,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was May 22, 2017. The loan was repaid on October 4, 2016.

On July 21, 2016, DVBM received a $309,664 (RMB 2,150,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was June 20, 2017. The loan was repaid on October 4, 2016.

F-22

On August 22, 2016, DVBM received a $342,791 (RMB 2,530,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was June 20, 2017. The loan was repaid on October 4, 2016.

On September 21, 2016, DVBM received a $371,597 (RMB 2,580,000) short-term borrowing from the Bank. The loan was used as “working capital” only. The loan bore interest at 5.22% per annum and the interest rate was floated with the percentage change of Chinese benchmark rate. The maturity date of the loan was June 20, 2017. The loan was repaid on October 4, 2016.

The Company also borrowed short-term loans from 27 individuals/employees during 2014 and 2015. Total borrowing amounted to $4,633,659 (RMB 28,750,000) as of December 31, 2014. These loans bore interest at the range of 12% to 24% per annum. The Company paid off all these loans during 2015.

The weighted average short-term loan balance consisting of loan from financial institution and loans from individuals/employees was $1,548,036 and $4,527,155 for the years ended December 31, 2016 and 2015, respectively. The weighted average interest rate for short term loan was 5.29% and 10.72 % per annum for December 31, 2016 and 2015, respectively.

The following table sets forth the Company’s loans payable at December 31, 2016 and 2015:

	2016	2015
Interest at 7.20% per annum, payable 12/21/2016	$-	$1,078,250
Interest at 7.86% per annum, payable 07/19/2024	56,171,684	60,073,937
Interest at 7.08% per annum, payable 07/19/2024	5,851,217	7,082,893
Total Principal Amount	62,022,901	68,235,080
Less:
Unamortized debt issuance cost in connection with Harbin Bank Loans	(508,951)	(616,368)
Total Bank Loans Payable	$61,513,950	$67,618,712

For the years ended December 31, 2016 and 2015, interest expenses incurred for the loans, including amortization of debt issuance costs amounted to $3,986,940 and $5,084,022, respectively.

Debt Maturities

As of December 31, 2016, scheduled maturities of the Company’s outstanding bank loan repayment were as follows:

Year ending December 31,
2017	$915,618
2018	1,059,648
2019	1,059,648
2020	1,059,648
2021	1,059,648
Thereafter	56,868,691
Total debt maturities	62,022,901
Net unamortied debt issuance costs	(508,951)
Total debt obligations	$61,513,950

NOTE 10 – PROPERTY FINANCING AGREEMENT PAYABLE

Total propriety financing agreement payable at its date of maturity was $69,584,168 and $80,251,860, as of December 31, 2016 and 2015, respectively. Recorded property financing agreement payable was $68,592,614 and $77,856,030, as of December 31, 2016 and 2015, respectively. Followings are detailed information on property financing agreement payable as of December 31, 2016 and 2015.

F-23

	2016	2015
Total property units	753	823
Total property area - square meter	18,829	20,428
Total purchase back payable at maturity date	$69,584,168	$80,251,860

Property financing agreement payable	$68,592,614	$77,856,030

Scheduled maturities in years are as follow:

Maturities in Years	Amount
Past due as of 12/31/2016	$32,755,236
2017	26,177,872
2018	5,965,715
2019	2,372,887
2020	758,011
2021	-
2022	245,812
2023	317,081
Total financing agreements payable	$68,592,614

Purchase-back payable past due (passed the date that Company need to purchase back property per contract) amounted to $32,755,236 and $20,533,621 as of December 31, 2016 and 2015, respectively. The Company has intended to purchase back these properties in a discounted price (compared to the original price in the contract). The Company has been negotiated with the current owners of these properties actively.

NOTE 11 – Account Payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2016	2015
Accounts payable	$1,643,467	$1,656,700
Wages and employee benefit payable	179,818	194,158
Taxes payable *	1,564,014	1,261,678
Vat payable (credit)	(13,272)	33,761
Bank loan interest payable	112,821	120,659
Total accounts payable and accrued liabilities	$3,486,848	$3,266,956

* Taxes payable consist of the following:

	2016	2015
Individual income tax	$246,730	$335,356
Business taxes	503,869	464,765
Property and land use taxes	797,051	455,849
Others	16,364	5,708
Total	$1,564,014	$1,261,678

F-24

NOTE 12 – LEASES PAYABLE

Leases liability payable consisted of following as of December 31, 2016 and 2015

	2016	2015
Lease from properties with financing agreement	$8,387,091	$9,773,227
Lease from properties without financing agreement	331,390	2,003,906
Operating leases	35,221	155,074
Total lease liability payable	$8,753,702	$11,932,207

As of December 31, 2016, future minimum rental payments applicable to the above non-cancelable leases were as follows:

Year ending December 31,
Past due as of December 31, 2016	$7,350,420
2017	956,221
2018	215,475
2019	109,703
2020	40,766
2021	36,052
Thereafter	45,065
Total minimum rent payable	$8,753,702

NOTE 13 – OTHER PAYABLES

Other payables consist of the following:

Other Payables	2016	2015
Tenants deposits payable	$2,371,600	$3,072,417
Guaranteed rent payable	1,088,265	533,344
Terminated leases and purchase-back payable	13,299,773	7,048,592
Union, housing, heating and others	227,776	236,366
Total Other Payables	$16,987,414	$10,890,719

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company had been financing its operations from Sino Pride and DVDC, the holder of 20% equity interest of DVPD.

Loan Payable to DVDC

DVDC contributed land use rights and infrastructures totaled $20,000,000 to DVPD. Among this $20,000,000 contribution, $6,800,000 was recorded as registered capital, $13,200,000 was recorded as loan payable to DVDC per December 25, 2000 agreement. The loan is payable when DVPD is profitable. Loan principal $3,300,000 (25% of $13,200,000) bears an interest at 8% per annum. Interest rate for remaining part of principal is to use bank loan rate published by Bank of China.

Loan payable to DVDC was initiated in US dollar and related interest calculation was based on the principal in US dollar per loan agreement. However, the loan agreement did not specify which currency will be used when the loan is being repaid. Considering that DVDC is a Chinese entity and located in China, loan principal and interest repayment must be in RMB, therefore, RMB is the currency to record the principal and interest payable in the Company’s book. Any gain or loss resulted from translation of financial statements will be recorded at “accumulated comprehensive income (loss)” section. RMB 109,356,000 loan payable to DVDC was translated from $13,200,000 US dollar at the historical rate.

F-25

Loan payable to DVDC consists of following at December 31, 2016 and 2015.

	2016	2015
Loan principal	$13,200,000	$13,200,000
Advance payments for infrastructure construction	(5,329,108)	(5,699,322)
Other payable to DVDC	201,642	215,650
Net loan payable to DVDC	8,072,534	7,716,328
Foreign exchange effect	2,550,540	3,644,732
Net loan payable to DVDC	$10,623,074	$11,361,060

Accrued interest expense was $551,713 and $563,712 for the years ended December 31, 2016 and 2015, respectively. Total accrued interest payable amounted $10,006,239 and $10,118, 840 at December 31, 2016 and 2015, respectively.

Loan Payable to Sino Pride

Sino Pride is a major cash source to fund the operations of DVPD and DVBM. In the period from 1996 to 2008, DVPD received total loan of $38,683,297 from Sino Pride and repaid $20,710,919 in the period from 1998 to 2014. In 2015, repayment amount was $4,068,630. Loan payable to Sino Pride bears interest at 8% per annum. Pursuant to paragraph 830-20-35-1, the intra-entity (intercompany transactions) foreign currency transactions whose terms are denominated in the currency other than the entity’s functional currency and settlement is anticipated in the foreseeable future (hence not long-term investment nature), the increases or decreases in expected functional currency cash flows are included in determining net income (loss) for the period in which exchange rate change as gain (loss) from foreign currency transactions.

Loan payable to Sino Pride is denominated in US dollar. The loan is a fund for working capital and is not designed as an investment. The repayment is required as long as the Company is profitable or is available to make repayment. The transactions of loan proceeds and repayment were dominated in US dollar. The Company uses bank spot exchange rate to record proceeds and repayments in RMB on the Company’s book. By the end of the year, the US$ loan balance and interest payable will be translated to RMB recorded on DVPD and DVBM’s books.

Loan, repayment and accrued interest to Sino Pride as of December 31, 2015 and 2016 are as following.

Loan payable to Sino Pride
Loan balance at December 31, 2014	$14,880,458
Repayments in 2015	(976,710)
Loan balance at December 31, 2015	13,903,748
Repayments in 2016	-
Loan balance at December 31, 2016	$13,903,748

Interest Payable to Sino Pride
Interest payable at 12/31/2014	$4,497,549
Accrued interest in 2015	1,181,444
Repayment (including fees and tax paid) in 2015	(162,311)
Interest payable - 12/31/2015	5,516,682
Accrued interest in 2016	1,130,838
Repayment (including fees and tax paid) in 2016	(299,849)
Interest payable - 12/31/2016	$6,347,671

The above inter-company loan payable of $13,903,748 and $13,903,748, and accrued interest of $6,347,671 and $5,516,682 at December 31, 2016 and 2015, respectively, have been eliminated in the accompanying consolidated financial statements. The interest expense of $1,130,838 and $1,181,444 for the year ended December 31, 2016 and 2015, respectively, have been eliminated in our consolidated financial statements.

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Loan Payable to Shareholder/Due to Shareholder

Due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown. Loan payable to shareholder was $63,227,013 and $63,481,482, respectively at December 31, 2016 and 2015. The balance due to shareholder bears no interest and is payable on demand.

NOTE 15 - INCOME TAXES

The Company accounts for income taxes pursuant to ASC 740 “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. Additionally, the accounting standards require the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry forwards for income tax purposes as compared to financial statement purposes, are dependent upon future taxable income and timing of reversals of future taxable differences along with any other positive and negative evidence during the periods in which those temporary differences become deductible or are utilized.

DVPD and DVBM are located in China and governed by the Income Tax Law of the PRC. Under the Income Tax Laws of PRC, Chinese companies are generally subject to an income tax at an effective rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments. DVPD and DVBM are subject to these statutory rates. Operating loss can be carried forward to five years.

Sino Pride is located in Hong Kong and governed by the Tax Law of Hong Kong. Assessable profits of corporation are taxed at the corporate tax rate of 16.5%. Tax losses can be carried forward to set off the profits in the future years until fully absorbed but not backward.

VCM was incorporated in the United States on July 5, 2017 and is governed by the US tax law. VCM had no operation in 2016.

As of December 31, 2016 and 2015, DVPD, DVBM and Sino Pride had net operating loss carry forwards of approximately $76,286,000 and $71,747,000, respectively that may be available to reduce future years’ taxable income. These foreign losses may not offset US income taxes in the future. Management believes that it appears more likely than not that the Company will not realize these tax benefits.

Future tax benefits which may arise as a result of these losses have not been recognized in these consolidated financial statements as their realization has not been determined likely to occur. Also, due to the change in control, there are annual limitations on future net operating loss carry forward deductions.

At December 31, 2016 and 2015, deferred tax assets consisted of:

	2016	2015
Net operating loss carrytowards	$17,077,000	$15,944,000
Valuation allowance	(17,077,000)	(15,944,000)
Deferred tax assets - net	$-	$-

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2016 and 2015, the Company had no unrecognized tax benefits.

NOTE 16– STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 600,000,000 shares of common stock, par value $0.0001 per share. On November 13, 2017, the Company issued 20,700,000 shares of its common stock to Alex Brown, Chairman and Chief Executive Officer of the Company and received consideration of $2,070 in cash. The Company cancelled 2,300,000 shares of its common stock issued to two individuals on December 12, 2017 and returned the proceeds of $230 to them. All references to the numbers of common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the issuance of 20,700,000 shares on a retrospective basis as if such shares were issued and outstanding throughout the periods presented.

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NOTE 17 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each yearend). DVPD and DVBM did not make appropriations to statutory reserve as of December 31, 2016 and 2015 as DVPD and DVBM have not yet generated any after-tax profit.

NOTE 18 – NON-CONTROLLING INTEREST

Non-controlling interest represent the DVDC’s 20% equity ownership interest in DVPD and DVPD’s operating results included its 5% equity ownership interest in DVBM. Non-controlling interest consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Non-controlling interest at beginning of year	$(40,174,742)	$(39,334,071)
Net loss	(2,338,888)	(2,405,625)
Change in foreign currency translation adjustment	2,431,950	1,564,954
Non-controlling interest at end of year	$(40,081,680)	$(40,174,742)

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Company’s principal operations are conducted currently in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Company’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Company’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad require approval of the PRC government.

Lease

Sino Pride leases office space under operating lease that will expire on April 30, 2018. The future minimum rental payments are as follows:

Year ending December 31,
2017	$46,149
2018	49,527
Total minimum rent payable	$95,676

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Legal Proceeding

Purchase-back payable past due (passed the date that Company need to purchase back property per contract) amounted to $32,755,236 and $20,533,621 as of December 31, 2016 and 2015, respectively. Leaseback payable past due amounted to $8,421,271 and $7,330,782 as of December 31, 2016 and 2015, respectively. As of November 30, 2017, there were total of 453 litigations against the Company in Dalian City, China. Litigant claimed that the Company did not purchase back the property as pursuant to the sales contract or the Company did not pay the promised leaseback rent on time. These claims amounted to $22,295,450 (RMB 147,350,632). These payables were included in and reported under the caption of “Property financing agreement payable”, “Leases liability payable” and “Other payables”.

The Company has intended to purchase back these properties at a discounted price (compared to the stated price at the contract). The Company has also intended to settle the balance due relating to leaseback payable with the owner of properties. The Company has formed a task group and been negotiated with the litigants and other owners of the properties actively.

NOTE 20 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in various banks in China and the Special Region of Hong Kong. Currently, no deposit insurance system has been set up in China and the Special Region of Hong Kong. Therefore, the Company will bear all risk if any of these banks become insolvent. As of December 31, 2016, and 2015, the Company’s uninsured cash balances were $27,712 and $172,324, respectively.

The Company received its rental income from approximately 700 tenants. During the year ended December 31, 2016, rent income from top ten tenant accounted for 27% of our total rental income. One tenant represented 8% of the total rent income. During the year ended December 31, 2015, rental income from top ten tenant accounted for 21% of our total rent income. One tenant represented 5% of the total rental income.

The Company’s only reportable segment is the commercial real estate operation segment as descripted in Note 1. The segment revenue and operating results were the same as those stated in the consolidated financial statements.

NOTE 21 - SUBSEQUENT EVENTS

On September 4, 2017, VCI acquired 100% ownership interest of Sino Pride for a consideration of $HK1, which including 80% equity interest of DVPD and 95% equity interest of DVBM and all assets and liabilities of DVPD and DVBM. VCI also assumed receivable of $63,227,013 (HK$ 490,224,323) from Sino Pride (payable to former shareholder). VCI assigned this receivable to the Company’s shareholder Mr. Alex Brown.

On November 13, 2017, the Company issued 20,700,000 shares of its common stock to Mr. Alex Brown, Chairman and Chief Executive Officer of the Company and received consideration of $2,070 in cash. The Company cancelled 2,300,000 shares of its common stock originally issued to two individuals on December 12, 2017 and returned the proceeds of $230 to them.

On August 17, 2017, the Bank informed DVPD that the Bank agreed the following: (i) to extend the maturity date of the RMB 390M Loan from July 19, 2024 to July 18, 2027; (ii) to extend initial monthly repayment date from August 20, 2017 to July 20, 2020, during the extended period, the Company has to repay the principal of $72,015 (RMB 500,000) per quarter at the minimum plus monthly interest payment; (iii) add Mr. Alex Brown, the controlling shareholder and founder of VCI, as a joint and several guarantor.

On May 18, 2017, the Company provided 5 units of rental properties, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $72,015 (RMB 500,000) 12 months bank loan.

On May 18, 2017, the Company provided 7 units of rental properties, totaled 140 square meters (1,507 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $72,015 (RMB 500,000) 12 months bank loan.

On May 18, 2017, the Company provided 2 units of rental properties, totaled 15 square meters (161 square feet), owned by the Company as collaterals to help one unrelated individual to acquire a $72,015 (RMB 500,000) 12 months bank loan.

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On September 29, 2017, DVPD entered into a liquidity loan agreement (the “RMB 9M Loan”) with the Dalian Economic Development Zone Branch of the Bank (the “Branch”), pursuant to which DVPD borrowed $1.3 million (RMB 9 million) from the Bank. The loan bears an interest at an annual rate of 6.5%. Monthly interest payment is required on the 20th day of each month. The term of the loan is one year from September 30, 2017 to September 24, 2018. Upon the maturity date, the entire principal amount is required to be paid. DVPD can elect to repay the loan before the maturity date upon 30 days prior notice to the Bank. DVPD may choose to extend the term of the loan after obtaining prior written consent from the Branch at least 15 days prior to the maturity date. The loan agreement includes customary events of default, including DVPD’s failure to pay any principal or interest when due, becoming insolvent, or ceasing operations, or if there is a material adverse change in the assets, business, commitments, or prospects of DVPD. Upon the Branch’s declaration of an event of default under the loan agreement, the Branch may demand repayment in full with accrued interest. The Loan also includes a dividend blocker. The RMB 9M loan is used for short term liquidity needs and guaranteed jointly by Alex Brown, DVPD and DVBM.

As of November 30, 2017, there were total of 453 litigations against the Company in Dalian City, China. Litigants claimed that the Company did not purchase back the properties as pursuant to the sales contracts or the Company did not pay the promised lease and leaseback rent on time. These claims amounted to $22,295,450 (RMB 147,350,632).

Claims of Lawsuits As of November 30, 2017	Store Unit	Square Meter	Contract Amount in RMB	Claimed Amount in RMB
Leases payment related issues	203	4,133	90,520,293	14,170,796
Property purchase-back related issues	215	4,656	95,960,132	125,851,669
Other issues	35	939	18,694,264	7,328,167
Total in RMB	453	9,728	205,174,689	147,350,632
November 30, 2017 exchange rate 6.609
Total in US $	453	9,728	$31,044,740	$22,295,450

As of November 30, 2017, the Company settled the following cases.

Resolved cases as of November 30, 2017	Resolved Cases	Resolved in 2017
Leases payment related issues	94	61
Property purchase-back related issues	49	5
Other issues	5	3
Total resolved cases	148	69

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